Management’s
Discussion and
Analysis

For the Three Months Ended March 31, 2025 and 2024

This Management’s Discussion and Analysis (“MD&A”) has been prepared as of May 5, 2025 and is intended to provide a review of the financial position and results of operations of Centerra Gold Inc. (“Centerra” or the “Company”) for the three months ended March 31, 2025 in comparison with the corresponding period ended March 31, 2024. This discussion should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and the notes thereto for the three months ended March 31, 2025 and consolidated financial statements and notes thereto for the year ended December 31, 2024 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) available at www.centerragold.com and on SEDAR+ (“SEDAR”) at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. In addition, this discussion contains forward-looking information regarding Centerra’s business and operations. Such forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. See “Cautionary Statement on Forward- Looking Information” below. All dollar amounts are expressed in United States dollars (“USD”), except as otherwise indicated. All references in this document denoted with NG indicate a “specified financial measure” within the meaning of National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure of the Canadian Securities Administrators. None of these measures are standardized financial measures under IFRS and these measures may not be comparable to similar financial measures disclosed by other issuers. See section “Non-GAAP and Other Financial Measures” below for a discussion of the specified financial measures used in this document and a reconciliation to the most directly comparable IFRS measures.

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact contained or incorporated by reference in this document, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed to be, forward-looking information or forward-looking statements within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this document. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “believe”, “beyond”, “continue”, “expect”, “evaluate”, “finalizing”, “forecast”, “goal”, “intend”, “ongoing”, “plan”, “potential”, “preliminary”, “project”, “pursuing”, “restart”, “target” or “update”, or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would” or “will” be taken, occur or be achieved or the negative connotation of such terms.

Such statements include, but may not be limited to: statements regarding 2025 guidance, outlook and expectations, including, but not limit to, production and roasting of molybdenum, grade profiles, cash flow, costs including contract mining and labour costs, care and maintenance, PP&E and reclamation costs, capital expenditures, recoveries, processing, inflation, depreciation, depletion and amortization, taxes, annual royalty payments and cash flows; the ability of the Company of finance the majority of 2025 expenditures from the cash flows provided by the Mount Milligan Mine and Öksüt Mine; exploration potential, budgets, focuses, programs, targets and projected exploration results; gold and copper prices; the declaration, payment and sustainability of the Company’s dividends; the continuation of the Company’s normal course issuer bid (“NCIB”) and automatic share purchase plan and the timing, methods and quantity of any purchases of Common Shares under the NCIB; compliance with applicable laws and regulations pertaining to the NCIB; the availability of cash for repurchases of Common Shares under the NCIB; achieving emission reductions economically and operationally; the future success of Kemess, the timing and content of a preliminary economic assessment and accompanying update on its technical concept including mining methods and the possibility of constructing either or both an open pit and underground mines; the potential for expanding the mineral resources at Kemess and identifying additional mineralization in areas of intercepts and conceptual areas for extension and expansion; any potential synergies between the Kemess project and the Lawyers-Ranch project; the timing and amount of future benefits and obligations in connection with the Additional Royal Gold Agreement; a Pre-feasibility Study at the Mount Milligan Mine and any related evaluation of resources or reserves or a life of mine beyond 2036; receiving approval from the BC government concerning permits and potential expansions related to ongoing operations at Mount Milligan; the integrated business plan of the Molybdenum Business Unit including the restart of the Thompson Creek Mine and commercial optimization of the Langeloth Facility; the commercial success of the US Moly business and Langeloth; the commissioning of equipment at the Thompson Creek Mine and the development of site infrastructure and housing; the Company’s strategic plan; the impact of any trade tariffs being consistent with the Company’s current expectations; the site-wide optimization program at Mount Milligan including any further improvements to occupational health and safety, availability and utilization of the haul fleet, mill throughput and any potential costs savings resulting from the same; royalty rates and taxes in Türkiye, including withholding taxes related to repatriation of earnings; financial hedges; and other statements that express management’s expectations or estimates of future plans and performance, operational, geological or financial results, estimates or amounts not yet determinable and assumptions of management.

The Company cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, geopolitical and competitive uncertainties and contingencies, which may prove to be incorrect. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.

Risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements in this document include, but are not limited to: (A) strategic, legal, planning and other risks, including: political risks associated with the Company’s operations in Türkiye, the USA and Canada; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, tariffs, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risks that community activism may result in increased contributory demands or business interruptions; the risks related to outstanding litigation affecting the Company; the impact of any sanctions or tariffs imposed by Canada, the United States or other jurisdictions; potential defects of title in the Company’s properties that are not known as of the date hereof; permitting and development of our projects being consistent with the Company’s expectations; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; risks related to anti- corruption legislation; Centerra not being able to replace mineral reserves; Indigenous claims and consultative issues relating to the Company’s properties which are in proximity to Indigenous communities; and potential risks related to kidnapping or acts of terrorism; (B) risks relating to financial matters, including: sensitivity of the Company’s business to the volatility of gold, copper, molybdenum and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine; use of commodity derivatives; the imprecision of the Company’s mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company’s production and cost estimates; persistent inflationary pressures on key input prices; the impact of restrictive covenants in the Company’s credit facilities and in the Royal Gold Streaming Agreement which may, among other things, restrict the Company from pursuing certain business activities. including paying dividends or repurchasing shares under its normal course issuer bid, or making distributions from its subsidiaries; changes to tax regimes; the Company’s ability to obtain future financing; sensitivity to fuel price volatility; the impact of global financial conditions; the impact of currency fluctuations; the effect of market conditions on the Company’s short-term investments; the Company’s ability to make payments, including any payments of principal and interest on the Company’s debt facilities, which depends on the cash flow of its subsidiaries; the ability to obtain adequate insurance coverage; changes to taxation laws in the jurisdictions where the Company operates and (C) risks related to operational matters and geotechnical issues and the Company’s continued ability to successfully manage such matters, including: unanticipated ground and water conditions; the stability of the pit walls at the Company’s operations leading to structural cave-ins, wall failures or rock-slides; the integrity of tailings storage facilities and the management thereof, including as to stability, compliance with laws, regulations, licenses and permits, controlling seepages and storage of water, where applicable; there being no significant disruptions affecting the activities of the Company whether due to extreme weather events or other related natural disasters, labour disruptions, supply disruptions, power disruptions, damage to equipment or other force majeure events; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; changes to, or delays in the Company’s supply chain and transportation routes, including cessation or disruption in rail and shipping networks, whether caused by decisions of third-

party providers or force majeure events (including, but not limited to: labour action, flooding, landslides, seismic activity, wildfires, earthquakes, pandemics, or other global events such as wars); lower than expected ore grades or recovery rates; the success of the Company’s future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; inherent risks associated with the use of sodium cyanide in the mining operations; the adequacy of the Company’s insurance to mitigate operational and corporate risks; mechanical breakdowns; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully renegotiate collective agreements when required; the risk that Centerra’s workforce and operations may be exposed to widespread epidemic or pandemic; seismic activity, including earthquakes; wildfires; long lead-times required for equipment and supplies given the remote location of some of the Company’s operating properties and disruptions caused by global events; reliance on a limited number of suppliers for certain consumables, equipment and components; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; regulations regarding greenhouse gas emissions and climate change; significant volatility of molybdenum prices resulting in material working capital changes and unfavourable pressure on viability of the molybdenum business; the Company’s ability to accurately predict decommissioning and reclamation costs and the assumptions they rely upon; the Company’s ability to attract and retain qualified personnel; competition for mineral acquisition opportunities; risks associated with the conduct of joint ventures/partnerships; risk of cyber incidents such as cybercrime, malware or ransomware, data breaches, fines and penalties; and, the Company’s ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns, and project resources.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this document are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, those set out in the Company’s latest Annual Report on Form 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, which are available on SEDAR+ (www.sedarplus.ca) or on EDGAR (www.sec.gov/edgar). The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this document.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.

Overview
Centerra’s Business

Centerra is a Canada-based mining company focused on operating, developing, exploring and acquiring gold and copper properties worldwide. Centerra’s principal operations are the Mount Milligan gold-copper mine located in British Columbia, Canada (the “Mount Milligan Mine”), and the Öksüt gold mine located in Türkiye (the “Öksüt Mine”). The Company also owns the Kemess project (the “Kemess Project”) in British Columbia, Canada, the Goldfield District Project (the “Goldfield Project”) in Nevada, United States, as well as exploration properties in Canada, the United States of America (“USA”) and Türkiye. The Company also owns and operates a Molybdenum Business Unit (“Molybdenum BU”), which includes the Langeloth metallurgical processing facility, operating in Pennsylvania, USA (the “Langeloth”), and two primary molybdenum properties: the Thompson Creek Mine in Idaho, USA, and the Endako Mine (75% ownership) in British Columbia, Canada.
As at March 31, 2025, Centerra’s significant subsidiaries were as follows:

Entity	Property - Location	Current Status	Ownership
Thompson Creek Metals Company Inc.	Mount Milligan Mine - Canada	Operation	100%
	Endako Mine - Canada	Care and maintenance	75%
Öksüt Madencilik A.S.	Öksüt Mine - Türkiye	Operation	100%
Thompson Creek Mining Co.	Thompson Creek Mine - USA	Development	100%
Langeloth Metallurgical Company LLC	Langeloth - USA	Operation	100%
Gemfield Resources LLC	Goldfield Project - USA	Exploration and evaluation	100%
AuRico Metals Inc.	Kemess Project - Canada	Exploration and evaluation	100%
The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbols “CG” and “CGAU”, respectively.

As at May 5, 2025, there are 207,560,889 common shares issued and outstanding, options to acquire 2,786,149 common shares outstanding under the Company’s stock option plan, and 1,106,188 restricted share units redeemable for common shares outstanding under the Company’s restricted share unit plan (redeemable on a 1:1 basis for common shares).

Overview of Consolidated Financial and Operating Highlights

($millions, except as noted)	Three months ended March 31,
	2025	2024	% Change
Financial Highlights
Revenue	299.5	305.8	(2)%
Production costs	198.9	173.8	14%
Depreciation, depletion, and amortization ("DDA")	24.1	33.3	(28)%
Earnings from mine operations	76.5	98.7	(22)%
Net earnings	30.5	66.4	(54)%
Adjusted net earnings(1)	26.4	31.3	(16)%
Cash provided by operating activities	58.6	99.4	(41)%
Free cash flow(1)	10.0	81.2	(88)%
Additions to property, plant and equipment (“PP&E”)	68.1	15.3	346%
Capital expenditures - total(1)	46.9	16.8	179%
Sustaining capital expenditures(1)	18.0	16.2	11%
Non-sustaining capital expenditures(1)	28.9	0.6	4717%
Net earnings per common share - $/share basic(2)	0.15	0.31	(52)%
Adjusted net earnings per common share - $/share basic(1)(2)	0.13	0.15	(13)%
Operating highlights
Gold produced (oz)	59,379	111,341	(47)%
Gold sold (oz)	61,132	104,313	(41)%
Average market gold price ($/oz)	2,860	2,074	38%
Average realized gold price ($/oz )(3)	2,554	1,841	39%
Copper produced (000s lbs)	11,647	14,331	(19)%
Copper sold (000s lbs)	12,141	15,622	(22)%
Average market copper price ($/lb)	4.24	3.86	10%
Average realized copper price ($/lb)(3)	3.80	3.12	22%
Molybdenum roasted (000 lbs)	3,034	2,891	5%
Molybdenum sold (000s lbs)	4,244	2,948	44%
Average market molybdenum price ($/lb)	20.53	19.93	3%
Average realized molybdenum price ($/lb)(3)	21.59	20.47	5%
Unit costs
Gold production costs ($/oz)(4)	1,271	746	70%
All-in sustaining costs on a by-product basis ($/oz)(1)(4)	1,491	859	74%
Gold - All-in sustaining costs on a co-product basis ($/oz)(1)(4)	1,742	1,013	72%
Copper production costs ($/lb)(4)	2.23	1.92	16%
Copper - All-in sustaining costs on a co-product basis ($/lb)(1)(4)	2.54	2.09	22%
(1)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(2)As at March 31, 2025, the Company had 207,944,128 common shares issued and outstanding.
(3)This supplementary financial measure within the meaning of National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure (“NI 51-112”) is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold and includes the impact from the Mount Milligan Streaming Agreement (defined below), copper hedges and mark-to-market adjustments on metal sold not yet finally settled.
(4)All per unit costs metrics are expressed on a metal sold basis.

Overview of Consolidated Results

First Quarter 2025 compared to First Quarter 2024
Net earnings of $30.5 million were recognized in the first quarter of 2025, compared to net earnings of $66.4 million in the first quarter of 2024. The decrease in net earnings was primarily due to:

•lower earnings from mine operations of $76.5 million recognized in the first quarter of 2025 compared to $98.7 million in the first quarter of 2024. The decrease in earnings from mine operations was primarily due to lower ounces of gold produced and sold at the Öksüt Mine mainly attributable to higher production level during the first quarter of 2024 from processing the built-up heap leach inventory following the resumption of operations in June 2023 and lower gold ounces and copper pounds sold at the Mount Milligan Mine. The decrease was partially offset by higher average realized gold and copper prices, lower production costs and lower DDA at the Öksüt Mine and improved financial performance at the Langeloth Facility; and
•a reclamation expense of $4.8 million in the first quarter of 2025 compared to a reclamation recovery of $25.0 million in the first quarter of 2024. The reclamation expense was primarily attributable to decrease in the risk-free interest rates applied to discount the estimated provision for future reclamation cash outflows at the Endako Mine and Kemess Project and an increase in the provision for future reclamation cash flows at the Endako Mine. In addition, there was a reclamation recovery of $12.8 million recognized in the first quarter of 2024 at the Thompson Creek Mine from the increase in the risk-free interest rates applied to discount the estimated provision for future reclamation cash outflows. No reclamation expense or recovery was recognized at the Thompson Creek Mine in the first quarter of 2025 due to the commencement of development.

The decrease in net earnings was partially offset by lower income tax expense of $24.8 million in the first quarter of 2025 compared to income tax expense of $29.9 million in the first quarter of 2024. The decrease in income tax expense was mainly due to lower income generated at the Öksüt Mine due to lower gold ounces sold, partially offset by the drawdown of the deferred tax asset at the Mount Milligan Mine.

Adjusted net earningsNG of $26.4 million were recognized in the first quarter of 2025, compared to adjusted net earningsNG of $31.3 million in the first quarter of 2024. The decrease in adjusted net earningsNG was primarily due to lower earnings from mine operations, partially offset by lower income tax expense as outlined above.

The main adjusting items to net earnings in the first quarter of 2025 were:

•$6.6 million of incremental gain on the sale of its interest in the Greenstone Partnership;
•$4.8 million of reclamation provision revaluation expense, as noted above;
•$3.3 million of unrealized gain on foreign exchange from the effect of movement in foreign currency exchange rates on the income tax payable and royalty payable at the Öksüt Mine; and
•$1.4 million of unrealized loss on the financial asset related to the Additional Royal Gold Agreement.

The main adjusting items to net earnings in the first quarter of 2024 were:

•$25.0 million of reclamation provision revaluation recovery, as noted above;
•$8.9 million of unrealized gain on foreign exchange gains from the effect of movement in foreign currency exchange rates on the reclamation provision at the Endako Mine and Kemess Project and on the income tax payable and royalty payable at the Öksüt Mine;
•$6.8 million of various deferred income tax adjustments;
•$2.5 million of transaction costs related to the Additional Royal Gold Agreement;
•$1.6 million of unrealized loss on marketable securities; and
•$1.5 million of unrealized loss on the financial asset related to the Additional Royal Gold Agreement.

Cash provided by operating activities was $58.6 million in the first quarter of 2025, compared to $99.4 million in the first quarter of 2024.The decrease was primarily attributable to lower earnings from mine operations, an unfavourable change in working capital from the timing of cash collection on shipments at the Langeloth Facility and reclamation payments related to the closure of the spillway for Tailings Pond 2 at the Endako Mine. In addition, there was a disproportionately higher production level at the Öksüt Mine during the first quarter of 2024 from processing the built-up heap leach inventory following the resumption of operations in June 2023. Partially offsetting the overall decrease in cash provided by operating activities were the improved financial performance at the Langeloth Facility and decrease in cash used in operating activities at the Thompson Creek Mine due to the commencement of capitalization of certain costs after the restart decision.

Free cash flowNG of $10.0 million was recognized in the first quarter of 2025, compared to free cash flowNG of $81.2 million in the first quarter of 2024. The decrease in free cash flowNG was primarily due to lower cash provided by operating activities as outlined above as well as higher property, plant and equipment additions mainly due to higher capital spending at the Thompson Creek Mine in the first quarter of 2025 following the restart decision.
Recent Events and Developments

Mount Milligan Mine Pre-Feasibility Study
Early in 2024, the Company initiated a preliminary economic assessment (“PEA”) as part of a strategic process to evaluate the total potential of the Mount Milligan Mine with a goal to unlock additional value beyond its current stated mine life. As a result of significant technical study progress to date and positive drill results, the Company made the decision in late 2024 to advance directly to a Pre-feasibility Study Technical Report (“PFS”). The results of the PFS are expected to be announced in the third quarter of 2025.
Work on the PFS is ongoing and the Company is optimistic that the mine life can be further extended beyond the mine life of approximately 2036. Centerra is evaluating options for additional tailings capacity. It is also expected that the PFS will incorporate an increase of annual mill throughput in the range of 10% through ball mill motor upgrades and additional downstream flowsheet improvements at a modest overall capital expenditure, which may also provide the benefit of improved overall metal recoveries. During the first quarter of 2025, phase 1 of the in-fill drilling program to support the forthcoming PFS was completed and samples are being processed.

Kemess Project Resource Update and PEA

The Kemess property has substantial gold and copper resources in a highly prospective Toodoggone district with significant infrastructure already in place, including a 300 kilometre 230 kilovolt power line, a 50,000 tonnes per day nameplate processing plant in need of some refurbishment; site infrastructure including a camp, administration facilities, truck shop and warehouse which will require some refurbishment; and tailings storage using the previously mined pit as well as an existing facility which is capable of expansion. Complementing this existing infrastructure, it is anticipated that new crushing, conveying, and mine infrastructure will be required for the open pit and underground operations.

During 2024, Centerra commenced evaluation of technical concepts and engineering trade-off studies for potential restart options at the Kemess Project. Subsequent to the end of the project, the Company published an updated resource estimate. Gold mineral resources at the Kemess are estimated to contain 2.7 million ounces of measured and indicated resources and 2.2 million ounces of inferred resources. Copper mineral resources are estimated to contain 971 million pounds of measured and indicated resources and 821 million pounds of inferred resources. The updated resource is generally consistent with the Company’s previous understanding of the resource estimate. The Company is currently advancing a PEA which is expected to be completed by the end of 2025. The current operating concept is a combined open pit which is expected to be a traditional truck and shovel operation and long hole stoping underground mining operation, which is expected to be less capital intensive and have a better cash flow profile than the previously permitted underground block cave concept and utilize paste backfill of the stopes for stability. In addition, the Company is continuing to advance the technical studies that include metallurgical testing for flowsheet optimization, mine plan optimization, materials handling infrastructure engineering, tailings design optimization, as well as initiation of environmental baseline studies. Early indications show potential for a long-life operation that takes advantage of the significant existing infrastructure and has low execution risk compared with a typical greenfield project of this scale. The PEA is targeting a future operation with a potential annual production of approximately 250,000 gold equivalent ounces which combined with the Mount Milligan Mine would provide the Company with two long life gold-copper assets in British Columbia.

The Company has identified a regional opportunity in the Toodoggone district for a strategic equity investment as part of the Company’s program focused on developing a potential future project pipeline of projects. On April 22, 2025, it was announced that the Company and Thesis Gold Inc. ("Thesis") had entered into a subscription agreement (“Subscription”). Under this agreement, the Company acquired 9.9% of the issued and outstanding common shares of Thesis for $17.4 million. The Subscription closed on April 28, 2025.

Restart of the Thompson Creek Mine and Strategic Plan for the Molybdenum BU

On September 12, 2024, Centerra announced the results of the Thompson Creek Mine feasibility study, including a strategic, integrated business plan for its Molybdenum BU consisting of a restart of the Thompson Creek Mine and a commercially optimized plan for the Langeloth Facility.

At full production capacity of approximately 40 million pounds, integrated with Thompson Creek Mine, the Langeloth Facility has the potential to generate higher returns and higher cash flows from operations. Following the completion of a feasibility study and commercial optimization plan, the Board approved the full restart of operations at the Thompson Creek Mine and a progressive ramp-up of production at the Langeloth Facility.

The initial capital investment to restart the Thompson Creek Mine is approximately $397 million. The capital required is significantly de-risked due to an existing pit, significantly advanced rebuilds and purchases, and an existing process plant that requires modest upgrades and refurbishments. A majority of the anticipated capital expenditures are expected to be focused on capitalized stripping, plant refurbishments and mine mobile fleet upgrades. At current metal prices, the capital investment to restart the Thompson Creek Mine is expected to be funded largely from the cash flows provided by the Mount Milligan Mine and the Öksüt Mine.

First Quarter 2025 Highlights of Restart Activities

Since the restart decision in September 2024, the site achieved approximately 14% completion status with advancements in pre-stripping activities and mine equipment refurbishments and purchases. In the first quarter of 2025, the Thompson Creek Mine continued pre-stripping operations, detailed engineering work for the plant refurbishment with an engineering consulting firm, mill refurbishment activities with the Thompson Creek Mine maintenance workforce and commenced engineering work for the TSF.

The key milestones completed in the first quarter of 2025 include:

•Pre-stripping operations continued with 4.9 million tons moved;
•Detailed engineering work for the plant refurbishment continued with an engineering consulting firm, with a focus on full hazard and operability analysis of the plant process and advancement of long lead item bids;
•Mill refurbishment activities continued, with demolition of the surface of flotation cells, and the removal of concrete in the pyrite and thickener areas completed;
•Mobile fleet refurbishment and purchases are on track, with the majority of the work on trucks, shovels, dozers and road graders completed;
•Engineering work for the TSF was initiated with an engineering consulting firm; and
•The project schedule is targeting first production in the second half of 2027, consistent with the feasibility study.

In the first quarter of 2025, the Company incurred non-sustaining capital expendituresNG of $25.8 million. Since the restart decision, non-sustaining capital expendituresNG incurred were $55.4 million. The project remains in line with the total initial capital expendituresNG estimate of $397 million as outlined in the feasibility study.

($millions, except as noted)	As of March 31, 2025
Initial capital expendituresNG estimate	$397.0
Non-sustaining capital expendituresNG since the restart decision	55.4
Remaining spend	341.6

Centerra maintains a strong cash position of $608.2 million, ensuring sufficient liquidity to finance ongoing project activities and internal growth projects. The Company continues to expect to finance the majority of 2025 expenditures from the cash flows generated by the Mount Milligan Mine and the Öksüt Mine.

Normal Course Issuer Bid

On November 5, 2024, Centerra announced that the Toronto Stock Exchange had accepted the renewal of a NCIB to purchase for cancellation up to an aggregate of 18,800,929 common shares in the capital of the Company during the twelve-month period commencing on November 7, 2024 and ending on November 6, 2025. Any tendered common shares taken up and paid for by Centerra under the NCIB will be cancelled.

During the first quarter of 2025, the Company repurchased 2,465,926 common shares for a total consideration of $14.9 million (C$21.4 million) under its NCIB program. The Board of Directors has authorized the Company to repurchase of up to $75 million of Centerra’s common shares in 2025.

Exploration and Project Evaluation Update

Exploration activities included drilling, surface rock and soil sampling, geological mapping and geophysical surveying at the Company’s various projects and earn-in properties, targeting gold and copper mineralization in Canada, Türkiye, and the USA. The activities were primarily focused on drilling programs at the Mount Milligan Mine in British Columbia and greenfield projects in the USA and Türkiye. Project evaluation expenditures were primarily focused on the Goldfield Project in Nevada and Kemess Project in British Columbia.

Mount Milligan Mine

During the first quarter of 2025, 81 drill holes with a total of 22,649 metres of diamond drilling were completed at the Mount Milligan Mine. The drilling campaign is part of an in-fill drilling program to upgrade resource classification to support the forthcoming PFS at the Mount Milligan Mine. In-fill drilling occurred within the current open pit including the MBX and Great Eastern zones, as well as to the west of the ultimate pit boundary in the South Boundary and Southern Star West zones.

Complete or partial assay results were returned for 18 drill holes completed in the first quarter of 2025. Results show potential for both shallow and deep gold-copper mineralization west of the current ultimate pit boundary. Results from in-fill drilling in the MBX zone shows potential for resource expansion below the current pit boundary. Drill results at the South Boundary zone show potential for shallow high gold-low copper style mineralization as a hypothetical satellite pit west of the current operation.

2025 Outlook

The Company’s 2025 outlook, previously disclosed in the MD&A for the year ended December 31, 2024, filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar, is unchanged except for the following revisions:
•Exploration expenditures for 2025 are now estimated to be in the $40 to $50 million range, up from the previous range of $35 to $45 million due to additional planned drilling at the Kemess Project;
•Cash tax payments for the Öksüt Mine are now estimated to amount to $45 to $50 million, up from the previous range of $25 to $30 million, primarily due to higher gold prices resulting in higher income tax payments.
Except for the changes highlighted above, the rest of the Company’s outlook remains unchanged. The Company notes that the ongoing shifts and uncertainty around tariff policies may have an impact on the results of the Company’s operations in 2025, but at present these impacts are not expected to be material at the consolidated level.

The Company’s full year 2025 outlook, adjusted for above changes, and comparative actual results for the three months ended March 31, 2025 are set out in the following table:

Gold and copper producing assets

	Units	2025 Guidance	Three Months Ended March 31, 2025
Production
Total gold production(1)	(koz)	270 - 310	59
Mount Milligan Mine(2)(3)(4)	(koz)	165 - 185	36
Öksüt Mine	(koz)	105 - 125	23
Total copper production(2)(3)(4)	(Mlb)	50 - 60	12
Unit Costs(5)
Gold production costs(1)	($/oz)	1,100 - 1,200	1,271
Mount Milligan Mine(2)	($/oz)	1,075 - 1,175	1,384
Öksüt Mine	($/oz)	1,100 - 1,200	1,102
All-in sustaining costs on a by-product basisNG(1)(4)	($/oz)	1,400 - 1,500	1,491
Mount Milligan Mine(4)	($/oz)	1,100 - 1,200	1,168
Öksüt Mine	($/oz)	1,475 - 1,575	1,563
Capital Expenditures
Additions to PP&E(1)	($M)	105 - 130	35.6
Mount Milligan Mine	($M)	75 - 90	23.7
Öksüt Mine	($M)	30 - 40	11.9
Total Capital ExpendituresNG(1)	($M)	105 - 130	21.0
Sustaining Capital ExpendituresNG(1)	($M)	95 - 115	17.9
Mount Milligan Mine	($M)	65 - 75	9.2
Öksüt Mine	($M)	30 - 40	8.7
Non-sustaining Capital ExpendituresNG(1)	($M)	10 - 15	3.1
Mount Milligan Mine	($M)	10 - 15	3.1
Other Items
Depreciation, depletion and amortization(1)	($M)	95 - 115	23.0
Mount Milligan Mine	($M)	60 - 70	15.5
Öksüt Mine	($M)	35 - 45	7.5
Current income tax and BC mineral tax expense(1)	($M)	35 - 42	29.3
Mount Milligan Mine	($M)	3 - 5	1.1
Öksüt Mine	($M)	32 - 37	28.2
1.Consolidated Centerra figures.
2.The Mount Milligan Mine is subject to an arrangement with RGLD Gold AG and Royal Gold Inc. (together, “Royal Gold”) which entitles Royal Gold to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per metric tonne of copper delivered (“Mount Milligan Mine Streaming Agreement”). Using assumed market prices of $2,700 per ounce of gold and $4.00 per pound of copper for the remaining three quarters of 2025, the Mount Milligan Mine’s average realized gold and copper price for that period would be $1,902 per ounce and $3.36 per pound, respectively, compared to average realized prices of $2,554 per ounce and $3.80 per pound in the three month ended March 31, 2025, when factoring in the Mount Milligan Streaming Agreement and concentrate refining and treatment costs.
3.Gold and copper production for 2025 at the Mount Milligan Mine assumes estimated recoveries of 64% to 66% for gold and 77% to 79% for copper, consistent with the previous guidance, and compared to the actual recoveries for gold of 62.1% and for copper of 77.6% achieved in the three months ended March 31, 2025.
4.Unit costs include a credit for forecasted copper sales treated as by-product for all-in sustaining costsNG. Production for copper and gold reflects estimated metallurgical losses resulting from handling of the concentrate and metal deductions levied by smelters.
5.Units noted as ($/oz) relate to gold ounces.

Production Profile

In the three months ended March 31, 2025, the Company reported consolidated gold and copper production of 59,379 ounces of gold and 11.6 million pounds of copper, respectively. Centerra’s full year 2025 consolidated gold production is projected to be between 270,000 and 310,000 ounces including estimated 165,000 to 185,000 ounces from the Mount Milligan Mine and 105,000 to 125,000 ounces from the Öksüt Mine, which is unchanged from the previous guidance. Copper production is expected to be 50 to 60 million pounds for the full year of 2025 and is unchanged from the previous guidance.

In the three months ended March 31, 2025, the Mount Milligan Mine produced 35,880 ounces of gold and 11.6 million pounds of copper. For the full year of 2025, the Mount Milligan Mine’s gold production is expected to be in the range of 165,000 to 185,000 ounces, which is unchanged from previous guidance. The Company expects gold and copper production for the Mount Milligan Mine to be weighted to the second half of the year primarily due to a higher projected mill throughput during that period and slightly higher grades and recoveries. Gold and copper production in the three months ended March 31, 2025, was lower than expected due to slightly lower mill throughput, lower average grades at the periphery of the ore body, and reduced gold recoveries. The mill throughput was lower due to processing harder than expected ore and unscheduled mill downtime due to operational issues experienced in the quarter. The plant also completed a major scheduled shutdown in the first quarter of 2025, which included shell relining for both ball mills and SAG mill. The plant is scheduled for another shutdown in the third quarter of 2025. In the three months ended March 31, 2025, gold recovery at the Mount Milligan Mine was lower than expected due to an elevated pyrite to chalcopyrite ratio in the mill feed and lower than expected gold feed grade. An improvement in gold recoveries for the full year of 2025 is expected from operational improvements in the flotation circuits and optimization of the pyrite to chalcopyrite ratio in the mill feed, but may continue to be impacted by partial oxidation of ore rehandled from the stockpile and higher pyrite to chalcopyrite ratio in certain areas of the mine. Sales and monetization of gold ounces and copper pounds are dependent on the timing of ocean vessels and may result in timing differences between produced and sold ounces.

In the three months ended March 31, 2025, the Öksüt Mine produced 23,499 ounces of gold. For the full year of 2025, the Öksüt Mine is expected to produce between 105,000 and 125,000 ounces of gold, which is unchanged from the previous guidance. In the three months ended March 31, 2025, gold production at the Öksüt Mine was impacted by lower gold grades driven by the mining sequence and seasonally significant precipitation at the site, leading to some minor dilution to the pregnant gold solution, which negatively affected gold recoveries in the period. In the second quarter of 2025, gold production is expected to come from areas with lower projected gold grade. As a result, the Company expects gold production to be at its lowest level in the second quarter. However, gold production is expected to increase in the second half of the year as the mine plan anticipates a transition to a higher-grade phase of the Keltepe pit. Gold sales are expected to closely follow the gold production and are expected to be weighted towards the second half of 2025.

Cost Profile

In the three months ended March 31, 2025, the Company’s consolidated gold production costs amounted to $1,271 per ounce. For the full year of 2025, the Company anticipates its consolidated gold production costs to range from $1,100 to $1,200 per ounce. The increase in the gold production costs per ounce in the first quarter of 2025 is largely due to lower gold production at the Öksüt Mine. The Company expects that stronger production levels in the second half of 2025 will bring full year consolidated gold production costs within the guidance range.

In the three months ended March 31, 2025, the Mount Milligan Mine reported gold production costs of $1,384 per ounce, driven by lower gold production, higher allocation of production costs to gold due to changes in the relative market prices of gold and copper, and higher mill maintenance costs associated with relining of ball mills that is performed on average every 18 months. For the full year 2025, the Company anticipates the Mount Milligan Mine’s gold production cost guidance to be in the range of $1,075 to $1,175 per ounce, which is unchanged from the previous guidance. It is expected that the Mount Milligan Mine’s mining and milling per unit costs will decrease in future quarters with increased tonnage, reduced mill maintenance costs and realization of benefits from various optimization initiatives. Production costs for the remainder of the year are expected to be lower compared to the first quarter of 2025 as metal production is expected to increase in the second half of the year bringing full year production costs within the guidance range. As part of the ongoing full asset optimization program, the Mount Milligan Mine has reduced operational costs and is actively pursuing opportunities to further reduce costs. These efforts are focused on several key areas including downtime minimization through equipment availability improvements, optimizing costs relating to grinding media, major consumables, and spare parts through improvement of procurement strategies and consumption optimization. Approximately 90% of the Mount Milligan Mine’s costs are sourced from Canadian vendors and the Company is evaluating implications from the current tariff environment but does not expect significant impact from tariffs levied on imported goods. The Company continues to assess these impacts.

In the three months ended March 31, 2025, the Öksüt Mine reported gold production costs of $1,102 per ounce due to lower gold production and higher royalty costs driven by higher realized gold prices. The Company is maintaining the Öksüt Mine’s full year 2025 gold production costs guidance range of $1,100 to $1,200 per ounce, which is unchanged from the previous guidance. The Company expects the gold production costs to be highest in the second quarter of 2025 due to the lower gold production as noted above and higher royalty costs driven by higher realized gold prices. Gold production costs per ounce are expected to return to guidance levels in the second half of the year as production normalizes.

Copper production costs at the Mount Milligan Mine were $2.23 per pound in the three months ended March 31, 2025. For the full year of 2025, copper production costs are projected to be in the range of $2.00 to $2.50 per pound, which is unchanged from the previous guidance. Copper production costs in 2025 are expected to reflect the same cost trends that impact the gold productions costs noted above.

Consolidated all-in sustaining costs on a by-product basisNG were $1,491 per ounce in the three months ended March 31, 2025. In 2025, the Company expects its consolidated all-in sustaining costs on a by-product basisNG to be in the range of $1,400 to $1,500 per ounce, which is unchanged from the previous guidance.

At the Mount Milligan Mine, all-in sustaining costs on a by-product basisNG were $1,168 per ounce in the three months ended March 31, 2025. For the full year of 2025, all-in sustaining costs on a by-product basisNG are expected to range from $1,100 to $1,200 per ounce, which is unchanged from the previous guidance. The Company expects all-in sustaining costs on a by-product basisNG to be higher in the second and third quarters of 2025, primarily due to planned capital expenditures targeting further optimizations including a purchase of larger truck boxes to optimize payload and reduce future truck purchases. All-in sustaining costs on a by-product basisNG are expected to normalize in the fourth quarter with higher production and lower capital expenditures.

The Öksüt Mine’s all-in sustaining costs on a by-product basisNG were $1,563 per ounce in the three months ended March 31, 2025. The Company expects the Öksüt Mine’s full year all-in sustaining costs on a by-product basisNG to remain unchanged from previous guidance and in the range of $1,475 to $1,575 per ounce as production normalizes in the second half of the year. While the unit cost guidance remains unchanged, the Company notes that all-in sustaining costs on a by-product basisNG may trend higher due to increased royalty costs if gold prices remain at their current elevated levels for the remainder of 2025.

Capital Expenditures

Additions to Property, Plant and Equipment (“PP&E”) for IFRS accounting purposes include certain non-cash additions to PP&E such as positive or negative changes in future reclamation costs and capitalization of leases. Capital expendituresNG, which comprise of sustaining capital expendituresNG and non-sustaining capital expendituresNG, exclude such non-cash additions to PP&E. The reconciliation of additions to PP&E and capital expendituresNG is included in the Non-GAAP and Other Financial Measures section of this MD&A. In the three months ended March 31, 2025, consolidated additions to PP&E for gold and copper producing assets were $35.6 million and total capital expendituresNG for these assets were $21.0 million. For the full year of 2025, both consolidated additions to PP&E and total capital expendituresNG are planned to be in the range of $105 to $130 million, which is unchanged from previous guidance. Total capital expendituresNG are expected to be higher in the second and third quarters of 2025 relative to the first quarter of 2025 primarily due to the timing of capital expendituresNG at the Mount Milligan Mine.

The Mount Milligan Mine’s additions to PP&E in the three months ended March 31, 2025 were $23.7 million and total capital expendituresNG were $12.3 million. The difference between additions to PP&E and capital expendituresNG was mainly due to a change to future reclamation costs of $10.0 million and the costs capitalized to the right of use assets of $0.9 million. For the full year of 2025, the Mount Milligan Mine is expecting additions to PP&E and total capital expendituresNG to be in the range from $75 to $90 million including sustaining capital expendituresNG in the range from $65 to $ 75 million and non-sustaining capital expendituresNG in the range from $10 to $ 15 million, which are all unchanged from the previous guidance. A significant portion of the sustaining capital expendituresNG for the full year of 2025 relates to capitalized TSF construction costs amounting to the range of $25 to $30 million with the remaining sustaining capital expendituresNG largely related to equipment rebuilds and a purchase of large truck boxes to optimize payload and reduce future truck purchases. Non-sustaining capital expendituresNG planned for the full year of 2025 include purchases of additional mining equipment to meet the increased tonnage movement requirements in the future years of the Mount Milligan Mine’s life of mine, and additional exploration costs for in-fill drilling in areas outside of the existing reserves that underpin the planned release of the PFS and could form the basis of the extension to the current life of mine plan.

The Öksüt Mine’s additions to PP&E in the three months ended March 31, 2025 were $11.9 million and total capital expendituresNG were $8.7 million. The difference between additions to PP&E and capital expendituresNG was mainly due to a change to future reclamation costs of $2.8 million and the costs capitalized into right of use assets of $0.4 million. For the full year of 2025, the Öksüt Mine is expecting sustaining capital expendituresNG in the range of $30 to $ 40 million, which is unchanged from previous guidance. Most of 2025 sustaining capital expendituresNG relate to capitalized stripping costs amounting to $20 to $25 million, phase 3 of the heap leach pad expansion, and a barren solution distribution system to improve the heap leach irrigation system.

Depreciation, Depletion and Amortization

In the three months ended March 31, 2025, the Company’s DDA expense included in the cost of sales for gold and copper producing assets was $23.0 million. The Mount Milligan Mine’s DDA expense in the three months ended March 31, 2025 was $15.5 million and the Öksüt Mine’s DDA expense was $7.5 million. For the full year of 2025, the Company estimates DDA expense to be in the range of $95 to $115 million, including $60 to $70 million at the Mount Milligan Mine and $35 to $45 million at the Öksüt Mine, which are all unchanged from the previous guidance.

Current Taxes and Tax Payments

The Mount Milligan Mine’s current British Columbia mineral tax expense in the three months ended March 31, 2025 was $1.1 million and the cash taxes paid were $0.8 million. The difference between current tax expense and cash taxes paid is due to timing of tax payments. For the full year of 2025, Mount Milligan Mine’s current British Columbia mineral tax expense and tax payments are each expected to be in the range of $3 to $5 million, which is unchanged from the prior guidance.

The Öksüt Mine’s current income tax expense in the three months ended March 31, 2025 was $28.2 million. No cash taxes were paid by the Öksüt Mine in the three months ended March 31, 2025. The difference between tax expense and cash taxes paid is due to timing of tax payments. For the full year of 2025, the Öksüt Mine income tax expense is expected to be in the range of $32 to $37 million, which is unchanged from the previous guidance. The income tax reflects a 25% income tax rate on taxable income. The Öksüt Mine is expected to pay approximately $45 to $50 million in cash taxes in 2025. This is an increase from the previous guidance of $25 to $30 million, reflecting a higher income tax expense for the fourth quarter of 2024, based on finalized 2024 tax filings and higher income tax expense in 2025, primarily driven by elevated gold prices. A large portion of the 2025 cash taxes is expected to be paid during the second quarter of 2025 as the second quarter payments will include income tax for the fourth quarter of 2024, income tax for the first quarter of 2025, and a withholding tax of $16 million related to the repatriation of the Öksüt Mine’s earnings.

Molybdenum Business Unit

	Units	2025 Guidance	Three Months Ended March 31, 2025
Production - Langeloth Facility
Total molybdenum roasted(1)	Mlbs	13 - 15	3.0
Total molybdenum sold	Mlbs	13 - 15	4.2
Costs and Profitability - Langeloth Facility
Earnings (loss) from operations	($M)	(3) - 5	(1.0)
Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”)NG	($M)	2 - 8	0.1
Capital Expenditures	($M)
Additions to PP&E	($M)	132 - 150	32.4
Thompson Creek Mine	($M)	130 - 145	32.3
Langeloth Facility	($M)	2 - 4	0.1
Total capital expendituresNG	($M)	132 - 150	25.9
Sustaining capital expendituresNG - Langeloth Facility	($M)	2 - 4	0.1
Non-sustaining capital expendituresNG - Thompson Creek Mine	($M)	130 - 145	25.8
Other Items	($M)
Depreciation, depletion and amortization	($M)	3 - 5	1.1
Langeloth Facility	($M)	3 - 5	1.1
Care and Maintenance Cash Expenditures - Endako Mine	($M)	6 - 8	1.4
Reclamation Costs - Endako Mine	($M)	4 - 7	1.6
1. 2025 guidance figure does not include any toll material roasted.

Thompson Creek Mine

Since the restart decision in September 2024, the site has made significant progress in advancing the project. The Thompson Creek Mine’s additions to PP&E and total capital expendituresNG in the three months ended March 31, 2025 were $32.3 million and $25.8 million, respectively. The difference between additions to PP&E and capital expendituresNG was mainly due to a change to future reclamation costs of $4.0 million and capitalized portion of DDA of $2.0 million. Since the restart decision in September 2024, non-sustaining capital expendituresNG have been $55.4 million including capitalized stripping costs of $26.1 million, equipment refurbishment and capital equipment purchases of $21.4 million, and other capitalized costs of $7.9 million. For the full year of 2025, the Molybdenum BU’s additions to PP&E and total capital expendituresNG are expected to be in the range from $130 to $145 million, which is unchanged from the previous guidance. The total capital expendituresNG planned for 2025 include:

•Progressive ramp-up of tons moved per month through the balance of 2025;
•Complete remaining mine fleet refurbishments by the end of 2025;
•Complete detailed engineering and procurement of long-lead mill equipment by the end of the third quarter of 2025;
•Procurement and construction of housing units in the neighboring communities to facilitate increased mining workforce levels;
•Site infrastructure development and other costs; and
•Completion of basic engineering and detailed engineering for the TSF by the end of the year.

The Company expects the total project spending to be within the total initial capital expenditure estimate of $397 million as outlined in the feasibility study. The Company estimates that the majority of costs at the Thompson Creek Mine will relate to goods and services sourced domestically within the United States and, as such, does not anticipate a material impact from import tariffs.

Langeloth Facility

In the three months ended March 31, 2025, the Langeloth Facility roasted and sold 3.0 and 4.2 million pounds of molybdenum, respectively. During the contracting season in the fourth quarter of 2024, the Company negotiated with molybdenum concentrate suppliers and molybdenum product customers to increase the volumes purchased and sold for the 2025 year. As a result, the Langeloth Facility has commenced a ramp-up of operations and is planning to increase roasting volumes to the range of 13 to 15 million pounds for the full year of 2025. A significant portion of the concentrate processed at the Langeloth Facility is sourced from countries other than the United States, which may be subject to US import tariffs. The majority of the molybdenum products made at the Langeloth Facility are sold to large steel mills within the United States. The Company is continuing to assess the impact of shifting tariff policies on the Langeloth Facility and is putting plans in place to attempt to mitigate any adverse impacts from the tariffs.

In the three months ended March 31, 2025, the loss from operations was $1.0 million, including DDA of $1.1 million, and EBITDANG was $0.1 million. For the full year of 2025, the Company expects the Langeloth Facility’s results to range from $3 million loss from operations to $5 million earnings from operations, which is unchanged from previous guidance. The Company expects the current production cost structure to remain relatively stable for the full year of 2025, allowing for further improvements in profitability as operations ramp up. Based on these estimates, the Company targets to achieve a positive EBITDANG in the range of $2 to $8 million for the full year of 2025, which is unchanged from the previous guidance. The Company is continuing to assess the impact of US import tariffs, which may adversely affect the Langeloth Facility’s profitability if unmitigated.

The Company expects that the cash provided by operations at the Langeloth Facility for the full year of 2025 will primarily be driven by EBITDANG and changes in working capital. The working capital requirements at the Langeloth Facility are highly dependent on market molybdenum prices. In the three months ended March 31, 2025, average molybdenum market price was $20.53 per pound and Langeloth Facility reported $2.3 million in incremental working capital investment. A $5 per pound change in molybdenum price has an approximate $20 million impact on working capital invested.

In the three months ended March 31, 2025, the Langeloth Facility’s additions to PP&E and total capital expendituresNG were $0.1 million. For the full year of 2025, the Langeloth Facility is projecting sustaining capital expendituresNG to be in the range from $2 to $4 million, which is unchanged from the previous guidance.

Endako Mine

In the three months ended March 31, 2025, the Company's share of cash expenditures at the Endako Mine totaled $3.6 million, including $1.4 million for care and maintenance and an incremental working capital outflow of $2.2 million. For the full year of 2025, the Company’s share of care and maintenance expenditures at the Endako Mine are expected to be between $6 and $8 million and reclamation expenditures are expected to be $4 to $7 million, which are unchanged from the previous guidance. Substantially all reclamation costs planned for the full year of 2025 have been included in the reclamation provision as at March 31, 2025 and relate primarily to the closure works on the spillway for the Tailings Pond 2 that started in 2024.

Global Exploration and Evaluation Projects

(Expressed in millions of United States dollars)	2025 Guidance	Three months ended March 31, 2025
Project Exploration and Evaluation Costs
Exploration Costs(1)	40 - 50	9.0
Brownfield Exploration(1)	25 - 30	5.4
Greenfield and Generative Exploration	15 - 20	3.6
Evaluation Costs	8 - 12	1.2
Other Kemess Costs
Care & Maintenance	13 - 15	3.1
1.Total and brownfield exploration costs include capitalized exploration costs at the Mount Milligan Mine of $3.3 million spent in the three month ended March 31, 2025, and $5 to $7 million projected for the full year of 2025, which is unchanged from the previous guidance.

Exploration Expenditures (excluding Project Evaluation costs)

In the three months ended March 31, 2025, total exploration expenditures were 9.0 million, including $5.7 million related to expensed exploration, and capitalized exploration costs of $3.3 million at the Mount Milligan Mine. For the full year of 2025, exploration expenditures are expected to be $40 to $50 million, which represents an increase from the previous guidance of $35 to $45 million due to additional planned drilling at the Kemess Project aimed to accelerate infill drilling to upgrade inferred resources and test mineralization along the 5 kilometre mineralized trend of the property. The exploration expenditures include $25 to $30 million of brownfield exploration up from $20 to $25 million in the previous guidance, and $15 to $20 million of greenfield and generative exploration programs, which is unchanged from the previous guidance. Over 85% of exploration expenditures are expected to be expensed. The exploration targets for brownfield projects include further drilling and test work at the Mount Milligan Mine, as well as the Kemess Project. At the Mount Milligan Mine, a significant portion of the exploration work is expected to be focused on in-fill drilling to upgrade resources at Goldmark, North Slope and South Boundary as well as to test the extension of the South Boundary southwestern mineralization.

Kemess Project

In 2024, the Company made a strategic decision to re-evaluate the technical concepts for the Kemess property to determine the future potential of this asset. The work program is focused on the project evaluation activities including confirmation and exploration drilling as well as technical studies.

In the three months ended March 31, 2025, the Kemess Project’s expenditures amounted to $3.7 million, comprised of $3.1 million for care and maintenance costs, and $0.6 million related to technical studies. The Company published an updated resource estimate and an accompanying update on the technical concept for the Kemess Project as outlined in the Recent Events and Developments section of this MD&A.

For the full year of 2025, the Kemess Project’s expenditures for costs are projected to be in the range of $13 to $15 million on care and maintenance, $10 to $12 million on exploration drilling, and $4 to $6 million on technical studies (included in the Evaluation Costs in the table above), which is unchanged from the previous guidance except for the increase in exploration drilling. The Company plans to increase exploration drilling at the Kemess property with the updated guidance for exploration drilling costs in the range from $10 to $12 million up from the previous guidance of $4 to $6 million as outlined above. The Company plans to continue evaluating concepts for the property as outlined in the Recent Events and Developments section of this MD&A. The Company expects to publish the results of a PEA by the end of 2025.

Other Items

In the three months ended March 31, 2025, corporate and administration expenses were 9.3 million, excluding stock-based compensation expense of $0.8 million and corporate depreciation of $0.2 million. Corporate and administration expenses excluding stock-based compensation expense are expected to be in the range from $28 to $32 million for the full year of 2025, which is unchanged from the previous guidance.

As a result of the continuous ramp-up of the Greenstone Mine, the Company estimates to receive delivery of 11,111 contingent gold ounces in the second half of 2025 from Equinox Gold in relation to the sale of Centerra’s 50% interest in the Greenstone Partnership. Once received, the equivalent ounces will be delivered by the Company to Royal Gold as part of the Additional Royal Gold Agreement.

2025 Material Assumptions

Other material assumptions or factors not mentioned above but used to estimate production and costs for the remaining nine months of 2025 after giving effect to the hedges in place as at March 31, 2025, include the following:

•market gold price of $2,700 per ounce ($2,400 per ounce in the previous guidance), and an average realized gold price at the Mount Milligan Mine of $1,902 per ounce ($1,712 per ounce in the previous guidance) after reflecting the Mount Milligan Streaming Agreement (i.e., 35% of the Mount Milligan Mine’s gold is sold to Royal Gold for $435 per ounce) and gold refining costs;
•market price of $4.00 per pound for copper (consistent with the previous guidance). Realized copper price at the Mount Milligan Mine is estimated to average $3.36 per pound (consistent with the previous guidance) after reflecting the Mount Milligan Streaming Agreement (18.75% of the Mount Milligan Mine’s copper is sold to Royal Gold at 15% of the spot price per metric tonne), and copper treatment and refining costs;
•molybdenum price of $20.00 per pound (consistent with the previous guidance);
•exchange rates are as follows: $1USD:$1.38 CAD ($1USD:$1.35 CAD in the previous guidance), and $1USD:36 Turkish lira ($1USD:34 Turkish lira in the previous guidance); and
•diesel fuel price of $1.05 / litre or CAD$1.45 / litre at the Mount Milligan Mine (consistent with the previous guidance) and $2.90/gallon ($3.00/gallon in the previous guidance) at the Thompson Creek Mine.

The Additional Royal Gold Agreement is not expected to have a significant impact on these assumptions in 2025 as the increases in payments received by the Company for gold ounces and copper pounds delivered to Royal Gold are not expected to commence until later. See “Recent Events and Developments” section in this MD&A.

Mount Milligan Streaming Agreement

Production at the Mount Milligan Mine is subject to the Mount Milligan Streaming Agreement. To satisfy its obligations under the Mount Milligan Streaming Agreement, the Company purchases refined gold and copper warrants and arranges for their delivery to Royal Gold. The difference between the cost of the purchases of refined gold and copper warrants, and the corresponding amounts payable to the Company under the Mount Milligan Streaming Agreement is recorded as a reduction of revenue and not a cost of operating the mine.

Other Material Assumptions

Production, cost, and capital expenditure forecasts for the year 2025 are forward-looking information and are based on key assumptions and subject to material risk factors that could cause actual results to differ materially from those estimated. Material assumptions used in forecasting production and costs for 2025 and related risk factors can be found under the heading “Cautionary Statement on Forward-Looking Information” in this document and under the heading “Risks That Can Affect Centerra’s Business” in the Company’s most recent Annual Information Form (“AIF”).

2025 Sensitivities

Centerra’s costs and cash flows for the remaining nine months of 2025 are sensitive to changes in certain key inputs. The Company has estimated the impact of any such changes on its net income, capital costs and cash flows as follows:

		Impact on ($ millions)
		Production Costs & Taxes	Capital Costs	Revenues	Cash flows	All-in sustaining costs on a by-product basis per ounceNG
Gold price(1)	$100/oz	3.0 - 3.5	—	16.5 - 19.5	14.0 - 17.0	5 - 6
Copper price(1)	10%	0.5 - 1.0	—	12.5 - 16.5	12.0 - 15.5	55 - 65
Diesel fuel(2)	10%	1.0 - 2.0	1.0 - 1.5	—	2.0 - 3.5	5 - 10
Canadian dollar(2),(3)	10 cents	10.0 - 20.0	0.1 - 0.5	—	10.0 - 20.5	45 - 75
Turkish lira(3)	5 liras	1.5 - 2.0	1.5 - 2.0	—	3.0 - 4.0	15 - 16
(1)Excludes the impact of gold hedges and the effect of 36,943 ounces of gold with an average mark-to-market price of $3,133 per ounce and 12.1 million pounds of copper with an average mark-to-market price of $4.40 per pound outstanding under the Mount Milligan Mine’s contracts awaiting final settlement in future months as of March 31, 2025.
(2)Includes the effect of the Company’s diesel fuel and Canadian dollar hedging programs, with current exposure coverage as of March 31, 2025 of approximately 33% and 56%, respectively.
(3)Appreciation of the currency against the US dollar results in higher costs and lower cash flow and earnings. Depreciation of the currency against the US dollar results in decreased costs and increased cash flow and earnings.

Liquidity and Capital Resources

As of March 31, 2025, the Company’s total liquidity position was $1.0 billion, representing a cash balance of $608.2 million and no amounts drawn under its $400.0 million corporate credit facility.

First Quarter 2025 compared to First Quarter 2024

See the Overview of Consolidated Results section in this MD&A for the discussion of cash provided by operating activities.

Cash used in investing activities of $48.6 million was recognized in the first quarter of 2025 compared to $42.7 million in the first quarter of 2024. The increase is primarily related to higher capital spending at the Thompson Creek Mine in the first quarter of 2025 following the re-start decision on September 12, 2024, partially offset by a cash payment of $24.5 million related to the Additional Royal Gold Agreement executed in the first quarter of 2024.

Cash used in financing activities in the first quarter of 2025 was $26.5 million compared to $22.1 million in the first quarter of 2024. The increase is primarily due to higher consideration paid to repurchase and cancel Centerra common shares. Consideration paid for the repurchase and cancellation of 2,465,926 Centerra common shares under the Company’s NCIB program was $14.9 million in the first quarter of 2025 compared to consideration of $10.0 million paid for the repurchase and cancellation of 1,783,800 Centerra common shares under the Company’s NCIB program in the first quarter of 2024.

Financial Performance
First Quarter 2025 compared to First Quarter 2024

Revenue of $299.5 million was recognized in the first quarter of 2025 compared to $305.8 million in the first quarter of 2024. The slight decrease in revenue was primarily due to lower ounces of gold produced and sold at the Öksüt Mine and lower gold ounces and copper pounds sold at the Mount Milligan Mine. The decrease was partially offset by higher average realized gold and copper prices at the Mount Milligan Mine, higher average realized gold prices at Öksüt Mine and higher molybdenum pounds roasted and sold at the Langeloth Facility.

Gold production was 59,379 ounces in the first quarter of 2025 compared to 111,341 ounces in the first quarter of 2024. Gold production in the first quarter of 2025 included 23,499 ounces of gold produced at the Öksüt Mine compared to 63,024 ounces produced in the first quarter of 2024 primarily due to higher production levels during the first quarter of 2024 from processing the built-up heap leach inventory following the resumption of operations in June 2023. There were 35,880 ounces of gold produced from the Mount Milligan Mine in the first quarter of 2025 compared to 48,317 ounces in the first quarter of 2024. The decrease was primarily driven by lower tonnes processed, lower head grade and lower gold recoveries.

Copper production at the Mount Milligan Mine was 11.6 million pounds in the first quarter of 2025 compared to 14.3 million pounds in the first quarter of 2024. The decrease in copper production was primarily due to lower tonnes processed and lower copper head grade, partially offset by higher recoveries.

The Langeloth Facility roasted and sold 3.0 million pounds and 4.2 million pounds of molybdenum, respectively, in the first quarter of 2025 compared to 2.9 million pounds roasted and sold in the first quarter of 2024. The increase in molybdenum sold in the first quarter of 2025, compared to the first quarter of 2024, was primarily due to strong demand from its main contract customers. In the first quarter of 2025, the Langeloth Facility commenced the ramp-up of operations with the goal to increase roasting volumes to the range of 13 to 15 million pounds in 2025.

Cost of sales of $223.0 million was recognized in the first quarter of 2025 compared to $207.2 million in the first quarter of 2024. The increase was primarily due to higher production costs at the Langeloth Facility resulting from higher pounds of molybdenum sold. The increase in cost of sales was partially offset by lower production costs and lower DDA at the Öksüt Mine.

Gold production costs were $1,271 per ounce in the first quarter of 2025 compared to $746 per ounce in the first quarter of 2024. The increase was primarily due to lower lower ounces of gold sold and higher allocation of costs to gold production costs due to relative changes in the market price of gold and copper and higher royalties per ounce at the Öksüt Mine.

DDA was $24.1 million in the first quarter of 2025 compared to $33.3 million in the first quarter of 2024. The decrease in DDA was primarily attributable to lower gold ounces sold at the Öksüt Mine.

All-in sustaining costs on a by-product basisNG were $1,491 per ounce in the first quarter of 2025 compared to $859 per ounce in the first quarter of 2024. The increase in all-in sustaining costs on a by-product basisNG was primarily due to higher gold production costs per ounce as noted above.

Expensed exploration and evaluation expenditures of $7.2 million were recognized in the first quarter of 2025 compared to $15.0 million in the first quarter of 2024. The total expenditures of $7.2 million recognized in 2025 comprised:
•$1.3 million of project evaluation costs at the Goldfield Project ($2.4 million in 2024);
•$0.8 million of project drilling and related costs at the Oakley Project ($nil million in 2024);
•$0.8 million of drilling and related costs at the Goldfield Project ($1.7 million in 2024);
•$0.6 million of drilling and related costs at the Mount Milligan Mine ($0.5 million in 2024);
•$0.6 million of project evaluation costs at the Kemess Project ($nil million in 2024);
•$0.5 million of drilling and related costs at the Öksüt Mine ($0.2 million in 2024);
•Nil project evaluation costs at the Thompson Creek Mine ($6.9 million in 2024); and
•$2.6 million of drilling and related costs across the Company’s other exploration projects ($3.3 million in 2024).

Reclamation expense was $4.8 million in the first quarter of 2025 compared to reclamation recovery of $25.0 million in the first quarter of 2024. The reclamation expense was primarily attributable to decrease in the risk-

free interest rates applied to discount the estimated provision for future reclamation cash outflows at the Endako Mine and Kemess Project and an increase in the provision for future reclamation cash flows at the Endako Mine. In addition, there was a reclamation recovery of $12.8 million recognized in the first quarter of 2024 at the Thompson Creek Mine from the increase in the risk-free interest rate applied to discount the estimated provision for future reclamation cash outflows. No reclamation expense or recovery was recognized at the Thompson Creek Mine in the first quarter of 2025 due to the commencement of development.

The Company recognized income tax expense of $24.8 million in the first quarter of 2025, comprising current income tax expense of $29.3 million and deferred income tax recovery of $4.5 million, compared to income tax expense of $29.9 million in the first quarter of 2024, comprising current income tax expense of $37.4 million and deferred income tax recovery of $7.5 million. The decrease in income tax expense was mainly due to a lower income generated at the Öksüt Mine, partially offset by the drawdown of the deferred tax asset at the Mount Milligan Mine.
Financial Instruments
The Company seeks to manage its exposure to fluctuations in diesel fuel prices, commodity prices and foreign exchange rates by entering into derivative financial instruments from time-to-time. The hedge positions for each of these programs as at March 31, 2025 are summarized as follows:

			Average Strike Price			Settlements (% of exposure hedged)(1)			As at March 31, 2025
Instrument	Unit	Type	2025	2026	2027	2025	2026	2027	Total position(2)	Fair value ($'000's)

FX Hedges
USD/CAD zero-cost collars	CAD	Fixed	$1.33/$1.39	$1.34/$1.39	—	$144.0M (28%)	$72.0M	—	$216.0M	(4,873)
USD/CAD forward contracts	CAD	Fixed	1.35	1.37	1.36	$145.0M (28%)	$121.3M	$60.0M	$326.3M	(9,386)
Total						$289.0M (56%)	$193.3 M	$60.0M	$542.3M	(14,259)

Diesel Fuel Hedges
ULSD zero-cost collars(2)	Litres	Fixed	$0.60/$0.67	$0.60/$0.67	—	1,415 (5%)	3,339	—	4,754	(247)
ULSD swap contracts(2)	Litres	Fixed	$0.65	$0.60	$0.59	8,252 (28%)	21,290	12,148	41,690	(742)
Total						9,667 (33%)	24,629	12,148	46,444	(989)

Gold Hedges:
Gold zero-cost collars	Ounces	Fixed	$2,400/$3,400	$2,400/$3,696	—	30,770 (13%)	20,000	—	50,770	(3,195)

Gold/Copper Hedges (Royal Gold deliverables)(3):
Gold forward contracts	Ounces	Float	N/A	—	—	12,440	—	—	12,440	1,366
Copper forward contracts	Pounds	Float	N/A	—	—	2.0M	—	—	2.0M	155
(1)Percentage of exposure hedged is calculated with reference to the expected expenditure to be incurred in Canadian dollars, fuel consumed and gold ounces sold as outlined in the “Outlook” section and is subject to change.
(2)Ultra-low-sulfur diesel. Units are in thousands of litres.
(3)Royal Gold hedging program with a market price determined on settlement of the contract.

The realized (loss) gain recorded in the interim consolidated statements of earnings was as follows:

	Three months ended March 31,
($ millions)	2025	2024	% Change
Foreign exchange hedges	(3,196)	(785)	307%
Fuel hedges	(57)	201	(128)%
Copper hedges	—	450	(100)%

The Company entered into a new hedging program in the fourth quarter of 2024, consisting of gold zero-cost option collars that are settled on a weekly basis, against the London Bullion Market Association (“LBMA”) gold prices. These new hedge positions are intended to hedge a portion of the Öksüt Mine’s gold production, providing a price floor with cap rates set well above all-time high gold prices for zero net premium paid. The Company records these contracts at fair value using a market approach based on the observable quoted market prices. See more details on the Company’s policy and accounting treatment in note 15 of the financial statements.

In the first quarter of 2025, the Company initiated a diesel hedging program associated with the restart of operations at the Thompson Creek Mine in order to manage the risk associated with changes in diesel fuel prices. The hedge contracts cover a portion of estimated future diesel fuel purchases as part of the re-start and are expected to settle over time by June 2027.

As at March 31, 2025, Centerra has not entered into any off-balance sheet arrangements with special purpose entities, nor does it have any unconsolidated affiliates.
Balance Sheet Review

($millions)	March 31, 2025	December 31, 2024
Total Assets	2,309.5	2,265.1
Total Liabilities	649.1	609.2
Current Liabilities	314.7	283.9
Non-current Liabilities	334.4	325.3
Total Equity	1,660.4	1,655.9

Cash as at March 31, 2025 was $608.2 million compared to $624.7 million as at December 31, 2024. The decrease was primarily attributable to the repurchase and cancellation of approximately 2,465,926 Centerra common shares under the Company’s NCIB program amounting to $14.9 million, dividends paid of $10.3 million during the three months ended March 31, 2025. The decrease was partially offset by a free cash flowNG of $10.0 million during the three months ended March 31, 2025.

Amounts receivable as at March 31, 2025 were $110.5 million compared to $75.0 million at December 31, 2024. The increase was primarily due to an increase in molybdenum sales and timing of cash collection on these sales at the Langeloth Facility and higher mark-to-market adjustment on the provisionally priced gold and copper sold at the Mount Milligan Mine.

Total inventories as at March 31, 2025 were $223.6 million compared to $234.2 million at December 31, 2024. The decrease was primarily due to a decrease in the molybdenum inventory at the Langeloth Facility resulting from lower molybdenum pounds in inventory due to higher sales and timing of purchase deliveries during the quarter.

The carrying value of PP&E as at March 31, 2025 was $1.14 billion compared to $1.10 billion as at December 31, 2024. The increase was primarily due to the additions of $68.1 million related to ongoing capital projects at the existing mines and projects, including capital equipment purchases, equipment refurbishments and stripping costs at the Thompson Creek Mine and increase in the reclamation assets mainly due to the revaluation at the Mount Milligan Mine and the Thompson Creek Mine, partially offset by the depreciation and depletion of PP&E of $25.7 million in the normal course of operations during the period.

Deferred income tax assets as at March 31, 2025 were $49.6 million compared to $60.1 million as at December 31, 2024. The decrease was primarily due to the drawdown of the deferred tax assets at the Mount Milligan Mine as a result of the higher earnings from operations.

Income tax payable as at March 31, 2025 was $45.7 million compared to $18.7 million as at December 31, 2024. The increase was primarily related to current income tax attributable to the Öksüt Mine and withholding tax liability arising as a result of the repatriation of the Öksüt Mine’s earnings during the quarter.

Deferred income tax liabilities as at March 31, 2025 were $4.0 million compared to $18.4 million as at December 31, 2024. The decrease is primarily related to the reversal of temporary differences between accounting and tax bases of the balances related to the Öksüt Mine.

The provision for reclamation as at March 31, 2025 was $290.5 million compared to $266.2 million at December 31, 2024. The increase was primarily due to a decrease in the risk free rates applied to discount the estimated provision for future reclamation cash flows and an increase in the provision for future reclamation cash flows at the Mount Milligan Mine, the Endako Mine and the Thompson Creek Mine.

Share capital as at March 31, 2025 was $814.0 million compared to $826.7 million as at December 31, 2024. The decrease was primarily due to the repurchase and cancellation of shares for $14.9 million under NCIB.
Operating Mines and Facilities
Mount Milligan Mine
The Mount Milligan Mine is an open-pit mine located in north central British Columbia, Canada producing a gold and copper concentrate. The Mount Milligan Mine is subject to the Mount Milligan Mine Streaming Agreement. To satisfy its current obligations under the Mount Milligan Mine Streaming Agreement, the Company purchases refined gold ounces and copper warrants and arranges for delivery to Royal Gold. The difference between the cost of the purchases of refined gold ounces and copper warrants and the corresponding amounts payable to the Company under the Mount Milligan Streaming Agreement is recorded as a reduction of revenue rather than a cost of operating the mine. On February 13, 2024, the Company entered into the Additional Royal Gold Agreement, relating to the Mount Milligan Mine.

Mount Milligan Mine Financial and Operating Results

	Three months ended March 31,
($millions, except as noted)	2025	2024	% Change
Financial Highlights:
Gold revenue	86.5	70.0	24%
Copper revenue	46.2	48.7	(5)%
Other by-product revenue	2.5	1.7	47%
Total revenue	135.2	120.5	12%
Production costs	77.8	73.0	7%
Depreciation, depletion, and amortization ("DDA")	15.5	18.3	(15)%
Earnings from mine operations	41.9	29.2	43%
Earnings from operations(1)	36.7	23.6	56%
Cash provided by mine operations	39.4	30.0	31%
Free cash flow from mine operations(2)	27.4	24.1	14%
Additions to property, plant and equipment	23.7	0.8	2974%
Capital expenditures - total(2)	12.3	4.1	200%
Sustaining capital expenditures(2)	9.2	4.1	124%
Non-sustaining capital expenditures(2)	3.1	—	100%
Operating Highlights:
Tonnes mined (000s)	11,058	12,332	(10)%
Tonnes ore mined (000s)	5,785	5,414	7%
Tonnes processed (000s)	4,732	5,162	(8)%
Process plant head grade gold (g/t)	0.39	0.46	(15)%
Process plant head grade copper (%)	0.15%	0.18%	(17)%
Gold recovery (%)	62.1%	65.6%	(5)%
Copper recovery (%)	77.6%	76.2%	2%
Concentrate produced (dmt)	34,072	35,402	(4)%
Gold produced (oz)(3)	35,880	48,317	(26)%
Gold sold (oz)(3)	36,627	45,132	(19)%
Average realized gold price - combined ($/oz)(3)(4)	2,362	1,552	52%
Copper produced (000s lbs)(3)	11,647	14,331	(19)%
Copper sold (000s lbs)(3)	12,141	15,622	(22)%
Average realized copper price - combined ($/lb)(3)(4)	3.80	3.12	22%
Unit Costs:
Gold production costs ($/oz)	1,384	954	45%
All-in sustaining costs on a by-product basis ($/oz)(2)(5)	1,168	688	70%
Gold - All-in sustaining costs on a co-product basis ($/oz)(2)(5)	1,586	1,044	52%
Copper production costs ($/lb)	2.23	1.92	16%
Copper - All-in sustaining costs on a co-product basis ($/lb)(2)(5)	2.54	2.09	22%
Mining costs per tonne mined ($/tonne)(2)	2.97	2.27	31%
Milling costs per tonne processed ($/tonne)(2)	7.39	6.07	22%
Site G&A costs per tonne processed ($/tonne)(2)	2.76	2.22	24%
On site costs per tonne processed ($/tonne)(2)	17.10	13.72	25%
(1)Includes exploration and evaluation costs and other operating costs, including non-cash unrealized gain on the financial asset related to the Additional Royal Gold Agreement.
(2)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(3)Mount Milligan production and sales are presented on a 100%-basis. Under the Mount Milligan Streaming Agreement, Royal Gold is entitled to 35% of gold ounces sold and 18.75% of copper pounds sold. Royal Gold paid $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered in the periods presented.
(4)This supplementary financial measure, within the meaning of 52-112, is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold includes the impact from the Mount Milligan Streaming Agreement, copper hedges and mark-to-market adjustments on metal sold that had not yet settled under contract.
(5)Includes the impact from the Mount Milligan Streaming Agreement and the impact of copper hedges.

First Quarter 2025 compared to First Quarter 2024

Earnings from mine operations of $41.9 million were recognized in the first quarter of 2025 compared to $29.2 million in the first quarter of 2024. The increase in earnings from mine operations was primarily due to higher average realized gold and copper prices. This increase in earnings from mine operations was partially offset by lower gold ounces and copper pounds sold.

As at March 31, 2025, there were 12.1 million pounds of copper outstanding under contracts awaiting final settlement in future months. All these pounds were adjusted to a forward market price of $4.40 per pound at the end of the quarter, resulting in an increase in copper revenue of $3.5 million from previously recorded prices. There were 36.9 thousand ounces of gold outstanding under contracts awaiting final settlement in future months. All these ounces were adjusted to a forward market price of $3,133 per ounce at the end of the quarter, resulting in an increase in gold revenue of $8.1 million from previously recorded prices.

Cash provided by mine operations of $39.4 million was recognized in the first quarter of 2025 compared to $30.0 million in the first quarter of 2024. The increase was primarily due to higher average realized gold and copper prices, partially offset by lower gold ounces and copper pounds sold.

Free cash flow from mine operationsNG of $27.4 million was recognized in the first quarter of 2025 compared to $24.1 million in the first quarter of 2024. The increase was due to higher cash provided by mine operations as noted above, partially offset by higher capital expendituresNG resulting from higher TSF capitalization and higher capitalized exploration costs compared to the first quarter of 2024.

During the first quarter of 2025, mining activities were carried out in phases 6, 7 and 10 of the open pit. Total tonnes mined were 11.1 million tonnes in the first quarter of 2025 compared to 12.3 million tonnes in the first quarter of 2024. The decrease in tonnes mined in the first quarter of 2025 was primarily due to lower equipment availability and longer haul distances in the first quarter of 2025 compared to the first quarter of 2024.

Total process plant throughput in the first quarter of 2025 was 4.7 million tonnes, averaging 52,575 tonnes per calendar day compared to 5.2 million tonnes, averaging 56,728 tonnes per calendar day in the first quarter of 2024. The lower throughput was due to some operational challenges and harder than anticipated ore. In addition, the mill maintenance shutdown was executed in the period for liner replacement of both ball mills and SAG mill which typically occurs every 18 months and was last completed in 2023.

Gold production was 35,880 ounces in the first quarter of 2025 compared to 48,317 ounces in the first quarter of 2024. During the first quarter of 2025, the average gold head grade and recovery were 0.39 g/t and 62.1% compared to 0.46 g/t and 65.6% in the first quarter of 2024. The decrease in gold production is primarily driven by lower tonnes processed, lower head grade, and lower recovery. The lower head grade was primarily due to lower average grades at the periphery of the ore body. While the Company continued to advance the low concentrate grade strategy, gold recovery in the first quarter of 2025 was adversely affected by the elevated pyrite and oxide content in mill feed compared to the first quarter of 2024.

Copper production was 11.6 million pounds in the first quarter of 2025 compared to 14.3 million pounds in the first quarter of 2024. During the first quarter of 2025, the average copper head grade and recovery were 0.15% and 77.6% compared to 0.18% and 76.2% in the first quarter of 2024. The decrease in copper production was primarily due to lower tonnes processed and lower copper head grade, partially offset by higher recovery. The decrease in copper head grade was primarily due to a higher proportion of stockpile material being reclaimed and processed through the mill for blending purposes.

Gold production costs were $1,384 per ounce in the first quarter of 2025 compared to $954 per ounce in the first quarter of 2024. The increase was primarily driven by higher production costs, lower gold ounces sold and a higher allocation of costs to gold production costs due to relative changes in the market price of gold and copper. Higher production costs were mainly attributable to higher mining and processing costs. Mining costs increased from lower tonnes mined due to higher equipment maintenance expenses related to the timing of component replacements, as well as increased consumption of diesel fuel and consumables, reflecting longer haul distances. The increase in mining costs was partially offset by higher TSF capitalization in the first quarter of 2025 with more waste tonnes moved to the TSF compared to the first quarter of 2024. Processing costs were higher due to a planned mill maintenance shutdown in the first quarter of 2025, including the replacement of both ball and SAG mill liners compared to the replacement of only SAG mill liners during the mill maintenance shutdown in the first quarter of 2024. The expanded mill shutdown typically occurs every 18 months and as a result, contractor charges and liner costs were higher in the first quarter of 2025 compared to the first quarter of 2024. The increase in processing costs resulting from planned expanded mill shutdown was partially offset by lower utilities consumption due to the lower operating hours.

Copper production costs were $2.23 per pound in the first quarter of 2025 compared to $1.92 per pound in the first quarter of 2024. The increase was primarily due to the higher production costs as discussed above, and lower copper pounds sold, partially offset by lower allocation of costs to copper production costs due to relative changes in the market price of gold and copper.
Mount Milligan Q1 All-in sustaining costs on a by-product basis per ounceNG ($/oz)

All-in sustaining costs on a by-product basisNG were $1,168 per ounce in the first quarter of 2025 compared to $688 per ounce in the first quarter of 2024. The increase was primarily due to higher production costs per ounce, higher sustaining capital expendituresNG, and lower gold ounces sold, partially offset by higher copper credit per ounce from the higher copper price. Higher capital expendituresNG in the first quarter of 2025 were primarily due to higher spending on pit optimization, equipment overhauls and TSF capitalization compared to the first quarter of 2024.
Öksüt Mine
The Öksüt Mine is located in Türkiye approximately 300 kilometres southeast of Ankara and 48 kilometres south of Kayseri, the provincial capital. The nearest administrative centre is at Develi, located approximately 10 kilometres north of the mine site.
Öksüt Mine Financial and Operating Results

	Three months ended March 31,
($millions, except as noted)	2025	2024	% Change
Financial Highlights:
Revenue	69.6	122.0	(43)%
Production costs(1)	27.0	34.8	(22)%
Depreciation, depletion, and amortization ("DDA")	7.5	14.2	(47)%
Earnings from mine operations	35.1	73.0	(52)%
Earnings from operations(2)	34.5	72.7	(53)%
Cash provided by mine operations	50.3	101.4	(50)%
Free cash flow from mine operations(3)	41.6	90.1	(54)%
Additions to property, plant and equipment	11.9	12.6	(6)%
Capital expenditures - total(3)	8.7	11.3	(23)%
Sustaining capital expenditures(3)	8.7	11.3	(23)%
Operating Highlights:
Tonnes mined (000s)	3,143	3,717	(15)%
Tonnes ore mined (000s)	984	324	204%
Ore mined - grade (g/t)	0.76	1.63	(53)%
Ore crushed (000s)	925	907	2%
Tonnes of ore stacked (000s)	1,011	972	4%
Heap leach grade (g/t)	0.73	1.44	(49)%
Heap leach contained ounces stacked	23,668	44,918	(47)%
Gold produced (oz)	23,499	63,024	(63)%
Gold sold (oz)	24,504	59,181	(59)%
Average realized gold price ($/oz)(4)	2,841	2,062	38%
Unit Costs:
Gold production costs ($/oz)	1,102	587	88%
All-in sustaining costs on a by-product basis ($/oz)(3)	1,563	823	90%
Mining costs per tonne mined ($/tonne)(3)	3.33	3.28	2%
Processing costs per tonne processed ($/tonne)(3)	6.05	5.54	9%
Site G&A costs per tonne processed ($/tonne)(3)	9.23	9.74	(5)%
On site costs per tonne processed ($/tonne)(3)	25.65	27.84	(8)%
(1)Includes government royalties of $6.8 million and $11.6 million during three months ended March 31, 2025 and March 31, 2024, respectively.
(2)Includes exploration and evaluation costs.
(3)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(4)This supplementary financial measure, within the meaning of 52-112, is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold.

First Quarter 2025 compared to First Quarter 2024

Earnings from mine operations were $35.1 million in the first quarter of 2025 compared with $73.0 million in the first quarter of 2024. The decrease was primarily due to lower ounces of gold produced and sold mainly attributable to higher production level during the first quarter of 2024 from processing the built-up heap leach inventory following the resumption of operations in June 2023. The decrease in earnings from mine operations was partially offset by higher average realized gold prices in the first quarter of 2025, lower production costs and lower DDA mainly attributable to lower ounces of gold sold.

Cash provided by mine operations was $50.3 million in the first quarter of 2025, compared to $101.4 million in the first quarter of 2024. The decrease in cash provided by mine operations was primarily due to lower ounces of gold sold. In addition, there was higher production level during the first quarter of 2024 from processing the built-up heap leach inventory following the resumption of operations in June 2023. Partially offsetting the decrease in cash provided by mine operations were higher average realized gold prices.

Free cash flow from mine operationsNG was $41.6 million in the first quarter of 2025, compared to $90.1 million in the first quarter of 2024. The decrease in free cash flow from mine operationsNG was primarily due to a decrease in cash provided by mine operations as noted above, partially offset by lower sustaining capital expendituresNG mainly driven by lower capitalized stripping costs.

Mining activities in the first quarter of 2025 were carried out in phase 5 and phase 6 of the Keltepe pit and in phase 2 of the Güneytepe pit. Total tonnes mined were 3.1 million tonnes in the first quarter of 2025 compared to 3.7 million tonnes in the first quarter of 2024. The decrease was primarily due to unfavourable weather conditions compared to the first quarter of 2024.

The Öksüt Mine stacked 1.0 million tonnes at an average grade of 0.73 g/t, containing 23,668 ounces of gold in the first quarter of 2025, compared to 1.0 million tonnes stacked at an average grade of 1.44 g/t, containing 44,918 ounces of gold in the first quarter of 2024. The decrease in heap leach grade was primarily due to lower mining grades in the first quarter of 2025 and higher grade material stacked from built-up stockpile inventory during the first quarter of 2024 following the resumption of operations in June 2023.

Gold production in the first quarter of 2025 was 23,499 ounces compared to 63,024 ounces in the first quarter of 2024. The decrease in gold production in the first quarter of 2025 was primarily due to lower heap leach grades in the first quarter of 2025 and seasonally significant precipitation at the site, leading to some minor dilution to the pregnant gold solution. In addition, there was higher production level during the first quarter of 2024 from processing the built-up heap leach inventory following the resumption of operations in June 2023.

Gold production costs per ounce were $1,102 in the first quarter of 2025 compared to $587 in the first quarter of 2024. The increase was primarily due to lower ounces of gold sold, higher production costs and higher royalty cost per ounce. Higher royalty cost per ounce was primarily due to higher royalty rates related to elevated gold prices. Higher production costs were mainly due to lower deferred stripping, higher weighted average cost per ounce in inventory as a result of lower mining and heap leach grades, and the impact of net inflation in Türkiye between the periods, which increased labour and contractor costs.

Öksüt Mine Q1 All-in sustaining costs on a by-product basis per ounceNG ($/oz)

All-in sustaining costs on a by-product basisNG in the first quarter of 2025 were $1,563 per ounce compared to $823 per ounce in the first quarter of 2024. The increase was primarily due to the higher production costs per ounce and higher royalty per ounce as noted above and lower ounces of gold sold, partially offset by lower sustaining capital expendituresNG mainly driven by lower capitalized stripping costs.

Molybdenum Business Unit

The Molybdenum BU includes the Langeloth Facility in Pennsylvania and two North American molybdenum mines: the Thompson Creek Mine in Idaho and the 75%-owned Endako Mine in British Columbia, which is currently on care and maintenance.
Molybdenum BU Financial Results

	Three months ended March 31,
($millions, except as noted)	2025	2024	% Change
Financial Highlights:
Molybdenum revenue	91.6	60.3	52%
Other revenue	3.1	3.1	0%
Total revenue	94.7	63.4	49%
Production costs	94.2	66.1	43%
Depreciation, depletion, and amortization ("DDA")	1.1	0.8	38%
Loss from mine operations	(0.6)	(3.5)	83%
Care and maintenance costs - Molybdenum mines	2.9	2.9	0%
Reclamation expense (recovery)	4.3	(15.5)	(128)%
Exploration and evaluation costs	—	6.9	(100)%
Other operating expenses	0.6	0.3	100%
(Loss) earnings from operations	(8.4)	1.9	(542)%
Cash used in operations	(6.0)	(6.5)	8%
Free cash flow deficit from operations(1)	(33.9)	(7.4)	(358)%
Additions to property, plant and equipment	32.4	0.9	3500%
Total capital expenditures(1)	25.9	0.9	2778%
(1)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.

Thompson Creek Mine

	Three months ended March 31,
($millions, except as noted)	2025	2024	% Change
Financial Highlights:
Loss from operations	—	4.3	100%
Cash used in operations	—	(7.2)	100%
Free cash flow deficit from operations(1)	(27.9)	(7.6)	(267)%
Additions to property, plant and equipment	32.3	0.4	7975%
Total capital expenditures(1)	25.8	0.4	6350%
Operating Highlights:
Tons mined (000s)	4,866	2,034	139%
(1)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.

First Quarter 2025 compared to First Quarter 2024

Nil loss from operations was recognized at the Thompson Creek Mine in the first quarter of 2025 compared to a loss from operations of $4.3 million recognized in the first quarter of 2024. Following the decision to proceed with the restart of operations on September 12, 2024, stripping costs and other general site costs at the Thomson Creek Mine related to the restart commenced to be capitalized. In the first quarter of 2024, all costs associated with early works and study costs were expensed as incurred.

In the first quarter of 2025, the additions to property, plant and equipment were $32.3 million compared to $0.4 million in the first quarter of 2024 and non-sustaining capital expendituresNG were $25.8 million in the first quarter of 2025 compared to $0.4 million in the first quarter of 2024. The increase was due to the ramp-up of activities at the site following the re-start decision.

Nil cash used in operations and free cash flow deficit from operationsNG of $27.9 million were recognized in the first quarter of 2025, compared to cash used in operations of $7.2 million and free cash flow deficit from operationsNG of $7.6 million in the first quarter of 2024. The increase in free cash flow deficit from operationsNG was due to higher additions to PP&E as outlined above.

Since the restart decision in September 2024, Thompson Creek Mine has moved 9.6 million tons of waste, representing 8% of planned tons of waste prior to production commencement. The activities in the pit continued to focus on development in the Union Gap area. The mining rate was maintained at an average of 1.6 million tons per month during the first quarter of 2025 despite some typical operational challenges experienced during start-up of operations.

In January 2025, the Company signed an agreement with a fuel provider to fix a majority of the forecasted 2025 fuel purchases at a price per gallon below the cost assumed in the feasibility study. The Company also entered into derivative contracts with financial institutions to hedge a majority of the expected 2026 and 2027 fuel purchases at a price per gallon below the cost assumed in the feasibility study. Thompson Creek is also progressing other competitive bidding processes to enter into contracts for key consumables at competitive prices consistent with or below unit costs assumed in the feasibility study, including the explosives contract which was recently awarded.

By the end of the first quarter of 2025, majority of the planned equipment refurbishments and purchases were completed. Two trucks were delivered to site in February 2025. In the second quarter of 2025, activities will be focused on rebuilding and commissioning three haul trucks and some auxiliary service equipment.

During the first quarter of 2025, detailed engineering, plant refurbishment, long lead procurement activities, demolition work, and housing development proceeded as planned. The long lead procurement activities progressed with the receipt of quotes for most long lead vendor packages, which are currently under technical and commercial review. Detailed engineering on the TSF has commenced and the work on the tailing pumps is ongoing. Mill refurbishment works continued to utilize the Thompson Creek Mine’s own workforce. The self-performed demolition tasks were proceeding ahead of schedule, including the completion of surface preparation for the flotation cells and removal of concrete in the pyrite and thickener areas.

By the end of the first quarter of 2025, Thompson Creek Mine had 190 people on-site, including contractors and employees. Most of the key operations management positions have been filled and approximately 90% of the workforce was hired locally or from within the state of Idaho. Site infrastructure development, including local housing capacity, is underway with work expected to be completed by the end of 2025 to support the long-term needs of the Thompson Creek Mine.

Langeloth Facility

	Three months ended March 31,
($millions, except as noted)	2025	2024	% Change
Financial Highlights:
Total revenue	94.7	63.4	49%
Production costs	94.2	66.1	43%
Depreciation, depletion, and amortization ("DDA")	1.1	0.8	38%
Loss from mine operations	(0.6)	(3.5)	83%
Other operating expenses	0.4	0.3	33%
Loss from operations	(1.0)	(3.8)	74%
EBITDA(1)	0.1	(3.0)	103%
Cash (used in) provided by operations	(2.3)	1.8	(228)%
Free cash flow (deficit) from operations(1)	(2.4)	1.2	(300)%
Additions to property, plant and equipment	0.1	0.5	(80)%
Total capital expenditures(1)	0.1	0.5	(80)%
Operating Highlights:
Mo purchased (000's lbs)	3,584	2,958	21%
Mo roasted (000’s lbs)	3,034	2,891	5%
Mo sold (000’s lbs)	4,244	2,948	44%
Average market molybdenum price ($/lb)	20.53	19.93	3%
Average realized molybdenum price ($/lb)	21.59	20.47	5%
(1)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.

First Quarter 2025 compared to First Quarter 2024

The Langeloth Facility roasted and sold 3.0 million pounds and 4.2 million pounds of molybdenum, respectively, in the first quarter of 2025, compared to 2.9 million pounds roasted and sold in the first quarter of 2024. The increase in molybdenum sold in the first quarter of 2025, compared to the first quarter of 2024, was primarily due to strong demand from its main contract customers. In the first quarter of 2025, the Langeloth Facility commenced the ramp-up of operations with the goal to increase roasting volumes to the range of 13 to 15 million pounds in 2025.

Loss from operations was $1.0 million in the first quarter of 2025 compared to $3.8 million in the first quarter of 2024. The decrease in loss from operations was primarily due to the increase in the pounds of molybdenum sold during the first quarter of 2025 compared to the first quarter of 2024, and higher sales premiums obtained for molybdenum products sold. Plant operating costs were relatively consistent between the first quarter of 2025 and first quarter of 2024.

EBITDANG of $0.1 million was recognized in the first quarter of 2025 compared to a negative EBITDANG of $3.0 million recognized in the first quarter of 2024. The increase in EBITDANG was primarily due to the decrease in loss from operations as discussed above.

Cash used in operations was $2.3 million in the first quarter of 2025 compared to cash provided by operations of $1.8 million in the first quarter of 2024. The increase in cash used in operations was primarily due to an unfavourable change in working capital from the timing of cash collection on the molybdenum shipments, partially offset by the higher EBITDANG as discussed above.

Free cash flow deficit from operationsNG was $2.4 million in the first quarter of 2025 compared to a free cash flow from operationsNG of $1.2 million in the first quarter of 2024. The increase in free cash flow deficit is primarily due to the increase in cash used in operations as discussed above.

The financial results at the Langeloth Facility were not significantly impacted by the tariffs during the first quarter of 2025 and the Company is currently assessing the impact of current and potential tariffs on the profitability of the Langeloth Facility for the rest of 2025; however, the Company does not currently anticipate any material impact.

Molybdenum prices remained fairly steady during the quarter, with all monthly averages above $20 per pound.
(1) The graph presents monthly average molybdenum prices.

Endako Mine

First Quarter 2025 compared to First Quarter 2024

Loss from operations of $6.7 million was recognized at the Endako Mine in the first quarter of 2025 compared to loss from operations of $1.5 million in the first quarter of 2024. The increase in loss from operations was primarily due to a reclamation expense recognized in the first quarter of 2025 compared to a reclamation recovery in the first quarter of 2024 resulting from an increase in the estimate of future reclamation cash outflows and decrease in the risk-free interest rates applied to discount the provision for future reclamation cash outflows at the Endako Mine in the first quarter of 2025.

Cash used in operations at the Endako Mine was $3.6 million in the first quarter of 2025 compared to $1.1 million in the first quarter of 2024. The increase in cash used in operations was primarily due to reclamation payments related to the closure of the spillway for Tailings Pond 2.

Free cash flow deficit from operationsNG was $3.6 million in the first quarter of 2025 compared to $1.1 million in the first quarter of 2024. The increase in free cash flow deficit from operationsNG is primarily due to the higher cash used in operations as discussed above.

Quarterly Results – Previous Eight Quarters

$millions, except per share data	2025	2024				2023
Quarterly data unaudited	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	299	302	324	282	306	340	344	185
Net earnings (loss)	30	(52)	29	38	66	(29)	61	(40)
Basic (loss) earnings per share	0.15	(0.25)	0.14	0.18	0.31	(0.13)	0.28	(0.18)
Adjusted earnings (loss) per share - basic	0.13	0.17	0.19	0.23	0.15	0.28	0.20	(0.20)
Diluted (loss) earnings per share	0.13	(0.25)	0.13	0.18	0.30	(0.13)	0.27	(0.18)
Adjusted earnings (loss) per share - diluted	0.12	0.17	0.19	0.23	0.14	0.28	0.20	(0.20)

Net earnings (loss) have fluctuated since the third quarter of 2023 due to a variety of factors ranging from impairment losses to reclamation expense and unrealized losses and gains on financial instruments. The net earnings in the first quarter of 2025 benefited from higher gold and copper prices, partially offset by lower gold ounces and copper pounds sold. The net loss in the fourth quarter of 2024 was negatively impacted by the non-cash impairment loss at the Goldfield Project, partially offset by an unrealized gains and losses on the financial asset related to the Additional Royal Gold Agreement and an incremental gain on the sale of its interest in the Greenstone Partnership. The net loss in the fourth quarter of 2023 was negatively impacted by the non-cash impairment loss at the Kemess Project.
Accounting Estimates, Policies and Changes
Accounting Estimates
The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates and judgments applied in the preparation of the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2025 are consistent with those used in the Company’s consolidated financial statements for the year ended December 31, 2024, with the exception of those disclosed in note 3 of the condensed consolidated interim financial statements for the three months ended March 31, 2025.

Management’s estimates and underlying assumptions are reviewed on an ongoing basis. Any changes or revisions to estimates and underlying assumptions are recognized in the period in which the estimates are revised and in any future periods affected. Changes to these critical accounting estimates could have a material impact on the consolidated financial statements.

The key sources of estimation uncertainty and judgment used in the preparation of the consolidated financial statements that might have a significant risk of causing a material adjustment to the carrying value of assets and liabilities and earnings are outlined in note 4 of the consolidated financial statements for the year ended December 31, 2024 with the exception of those disclosed in note 3 of the condensed consolidated interim financial statements for the three months ended March 31, 2025.

Accounting Policies and Changes

The accounting policies applied in the condensed consolidated interim financial statements for the three months ended March 31, 2025 is consistent with those used in the company’s consolidated financial statements for the year ended December 31, 2024.
Disclosure Controls and Procedures and Internal Control Over Financial Reporting

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the U.S. Sarbanes-Oxley Act of 2002 (“SOX”) and those of the Canadian Securities Administrators, the Company’s management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

As of the end of the period covered by this MD&A and the accompanying financial statements, the Company’s management evaluated the effectiveness of its internal controls over financial reporting. In making this assessment, management used the criteria specified in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As at March 31, 2025, based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures, and internal control over financial reporting are designed to provide reasonable assurance regarding the reliability of information disclosed in its filings, including its interim financial statements prepared in accordance with IFRS.

There has been no change in the Company’s internal control over financial reporting during the three months ended March 31, 2025, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.
Non-GAAP and Other Financial Measures
This MD&A contains “specified financial measures” within the meaning of NI 52-112, specifically the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures described below. Management believes that the use of these measures assists analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold and copper, understanding the economics of gold and copper mining, assessing operating performance, the Company’s ability to generate free cash flow from current operations and on an overall Company basis, and for planning and forecasting of future periods. However, the measures have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or other expenditures a company has to make to fully develop its properties. The specified financial measures used in this MD&A do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council (“WGC”) guidelines. Accordingly, these specified financial measures should not be considered in isolation, or as a substitute for, analysis of the Company’s recognized measures presented in accordance with IFRS.
Definitions
The following is a description of the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures used in this MD&A:
•All-in sustaining costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in sustaining costs on a by-product basis divided by ounces of gold sold. All-in sustaining costs on a by-product basis is a non-GAAP financial measure calculated as the aggregate of production costs as recorded in the consolidated statements of earnings, refining and transport costs, the cash component of capitalized stripping and sustaining capital expenditures, lease payments related to sustaining assets, corporate general and administrative expenses, accretion expenses, asset retirement depletion expenses, copper and silver revenue and the associated impact of hedges of by-product sales revenue. When calculating all-in sustaining costs on a by-product basis, all revenue received from the sale of copper from the Mount Milligan Mine, as reduced by the effect of the copper stream, is treated as a reduction of costs incurred. A reconciliation of all-in sustaining costs on a by-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
•All-in sustaining costs on a co-product basis per ounce of gold or per pound of copper, is a non-GAAP ratio calculated as all-in sustaining costs on a co-product basis divided by ounces of gold or pounds of copper sold, as applicable. All-in sustaining costs on a co-product basis is a non-GAAP financial measure based on an allocation of production costs between copper and gold based on the conversion of copper production to equivalent ounces of gold. The Company uses a conversion ratio for calculating gold equivalent ounces for its copper sales calculated by multiplying the copper pounds sold by estimated average realized copper price and dividing the resulting figure by estimated average realized gold price. For the three months ended March 31, 2025, 621 pounds of copper were equivalent to one ounce of gold. A reconciliation of all-in sustaining costs on a co-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
•Sustaining capital expenditures and Non-sustaining capital expenditures are non-GAAP financial measures. Sustaining capital expenditures are defined as those expenditures required to sustain current operations and exclude all expenditures incurred at new operations or major projects at existing operations where these projects will materially benefit the operation. Non-sustaining capital expenditures are primarily costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. A material benefit to an existing operation is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. A reconciliation of sustaining capital expenditures and non-sustaining capital expenditures to the nearest IFRS measures is set out below. Management uses the distinction of the sustaining and non-sustaining capital expenditures as an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.
•Adjusted net earnings is a non-GAAP financial measure calculated by adjusting net earnings as recorded in the consolidated statements of earnings for items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of income-generating capabilities and is useful in making comparisons between periods. This measure adjusts for the impact of items not associated with ongoing operations. A reconciliation of adjusted net earnings to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
•Free cash flow (deficit) is a non-GAAP financial measure calculated as cash provided by operating activities less property, plant and equipment additions. A reconciliation of free cash flow to the nearest IFRS measures is set out below. Management uses this measure to monitor the amount of cash available to reinvest in the Company and allocate for shareholder returns.
•Mining costs per tonne mined is a non-GAAP financial measure calculated by dividing the mining costs by the number of tonnes mined. Management uses these measures to monitor the cost management effectiveness of the mining process for each of its operating mines.
•Processing costs per tonne stacked is a non-GAAP financial measure calculated by dividing the processing costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the mine processing for each of its operating mines.
•Site G&A costs per tonne processed is a non-GAAP financial measure calculated by dividing the site G&A costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the site G&A process for each of its operating mines.
•On site costs per tonne processed is a non-GAAP financial measure calculated by dividing the operating expenses less changes in inventories, royalties and other costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the relevant production costs for each of its operating mines.
•Average realized gold price is a supplementary financial measure calculated by dividing the different components of gold sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Mine Streaming Agreement) by the number of ounces sold. Management uses this measure to monitor its sales of gold ounces against the average market gold price.
•Average realized copper price is a supplementary financial measure calculated by dividing the different components of copper sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Mine Streaming Agreement) by the number of pounds sold. Management uses this measure to monitor its sales of gold ounces against the average market copper price.

•Average realized molybdenum price is a supplementary financial measure calculated by dividing the different components of molybdenum sales (including third party sales, mark-to-market adjustments and final pricing adjustments) by the number of pounds sold. Management uses this measure to monitor its sales of molybdenum pounds against the average market molybdenum price.
•Total liquidity is a supplementary financial measure calculated as cash and cash equivalents and amount available under the corporate credit facility. Credit facility availability is reduced by outstanding letters of credit. Management uses this measure to determine if the Company can meet all of its commitments, execute on the business plan, and to mitigate the risk of economic downturns.
•EBITDA is a non-GAAP financial measure that represents earnings before interest, taxes, depreciation, and amortization. It is calculated by adjusting net earnings (loss) as recorded in the consolidated statements of earnings by depreciation and amortization. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Three months ended March 31,
	Consolidated		Mount Milligan		Öksüt
(Unaudited - $millions, unless otherwise specified)	2025	2024	2025	2024	2025	2024
Production costs attributable to gold	77.7	77.9	50.7	43.1	27.0	34.8
Production costs attributable to copper	27.1	29.9	27.1	29.9	—	—
Total production costs excluding Molybdenum BU segment, as reported	104.8	107.8	77.8	73.0	27.0	34.8
Adjust for:
Third party smelting, refining and transport costs	2.6	2.7	2.4	2.4	0.2	0.3
By-product and co-product credits	(48.7)	(50.4)	(48.7)	(50.4)	—	—
Adjusted production costs	58.7	60.1	31.5	25.0	27.2	35.1
Corporate general administrative and other costs	10.5	9.6	0.2	—	0.1	0.1
Reclamation and remediation - accretion (operating sites)	2.4	2.5	0.6	0.5	1.8	1.9
Sustaining capital expenditures	17.9	15.7	9.2	4.1	8.7	11.3
Sustaining lease payments	1.7	1.7	1.2	1.4	0.5	0.3
All-in sustaining costs on a by-product basis	91.2	89.6	42.7	31.0	38.3	48.8
Ounces sold (000s)	61.1	104.3	36.6	45.1	24.5	59.2
Pounds sold (millions)	12.1	15.6	12.1	15.6	—	—
Gold production costs ($/oz)	1,271	746	1,384	954	1,102	587
All-in sustaining costs on a by-product basis ($/oz)	1,491	859	1,168	688	1,563	823
Gold - All-in sustaining costs on a co-product basis ($/oz)	1,742	1,013	1,586	1,044	1,563	823
Copper production costs ($/pound)	2.23	1.92	2.23	1.92	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.54	2.09	2.54	2.09	n/a	n/a

Adjusted net earnings are a non-GAAP financial measure and can be reconciled as follows:

	Three months ended March 31,
($millions, except as noted)	2025	2024
Net earnings	$30.5	$66.4
Adjust for items not associated with ongoing operations:
Gain on sale of Greenstone Partnership	(6.6)	—
Reclamation expense (recovery) at the Molybdenum BU sites and the Kemess Project	4.8	(25.0)
Unrealized foreign exchange gain(2)	(3.3)	(8.9)
Unrealized loss on financial assets relating to the Additional Royal Gold Agreement	1.4	1.5
Unrealized loss on marketable securities and other losses	0.8	1.6
Deferred income tax adjustments(1)	(1.2)	(6.8)
Transaction costs related to the Additional Royal Gold Agreement	—	2.5
Adjusted net earnings	$26.4	$31.3

Net earnings per share - basic	$0.15	$0.31
Net earnings per share - diluted	$0.13	$0.30
Adjusted net earnings per share - basic	$0.13	$0.15
Adjusted net earnings per share - diluted	$0.12	$0.14
(1)Income tax adjustments reflect the impact of foreign currency translation on deferred income taxes at the Öksüt Mine, a drawdown on the deferred tax asset related to the Mount Milligan Mine and a withholding tax expense on the repatriation of the Öksüt Mine’s earnings.
(2)Relates primarily to the effect of movement in foreign currency exchange rates on the income tax payable and royalty payable at the Öksüt Mine.

Free cash flow (deficit) is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended March 31,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Cash provided by (used in) operating activities(1)	$58.6	$99.4	$39.4	$30.0	$50.3	$101.4	$(6.0)	$(6.5)	$(25.1)	$(25.5)
Deduct:
Property, plant & equipment additions(1)	(48.6)	(18.2)	(12.0)	(5.9)	(8.7)	(11.3)	(27.9)	(0.9)	—	(0.1)
Free cash flow (deficit)	$10.0	$81.2	$27.4	$24.1	$41.6	$90.1	$(33.9)	$(7.4)	$(25.1)	$(25.6)
(1)As presented in the Company’s condensed consolidated interim statements of cash flows.

Sustaining capital expenditures and non-sustaining capital expenditures are non-GAAP measures and can be reconciled as follows:

	Three months ended March 31,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Additions to PP&E(1)	$68.1	$15.3	$23.7	$0.8	$11.9	$12.6	$32.4	$0.9	$0.1	$1.0
Adjust for:
Costs capitalized to the ARO assets	(16.8)	1.6	(10.0)	3.2	(2.8)	(1.1)	(4.0)	—	—	(0.5)
Costs capitalized to the ROU assets	(1.3)	(0.8)	(0.9)	—	(0.4)	(0.5)	—	—	—	(0.3)
Costs relating to capitalized DDA	(2.0)	—	—	—	—	—	(2.0)	—	—	—
Other(2)	(1.1)	0.7	(0.5)	0.1	—	0.3	(0.5)	—	(0.1)	0.3
Capital expenditures	$46.9	$16.8	$12.3	$4.1	$8.7	$11.3	$25.9	$0.9	$—	$0.5
Sustaining capital expenditures	18.0	16.2	9.2	4.1	8.7	11.3	0.1	0.5	—	0.3
Non-sustaining capital expenditures	28.9	0.6	3.1	—	—	—	25.8	0.4	—	0.2
(1)As presented in note 16 of the Company’s condensed consolidated interim financial statements.
(2)Primarily includes reclassification of insurance and capital spares from supplies inventory to PP&E.

Costs per tonne are non-GAAP measures and can be reconciled as follows:

	Three months ended March 31,
	Mount Milligan		Öksüt
(in millions of US dollars, except where noted)	2025	2024	2025	2024
Mining costs	$32.9	$28.0	$10.5	$12.3
Allocation of mining costs(1)	(3.6)	(1.4)	(4.9)	(8.5)
Milling costs	35.0	31.3	6.1	5.4
Site G&A costs	13.1	11.5	9.3	9.4
Change in inventory, royalties and other	0.4	3.6	6.0	16.2
Production costs	$77.8	$73.0	$27.0	$34.8
Ore and waste tonnes mined (000's tonnes)	11,058	12,332	3,142	3,717
Ore processed (000's tonnes)	4,732	5,162	1,011	972
Mining costs per tonne mined ($/tonne)	2.97	2.27	3.33	3.28
Processing costs per tonne processed ($/tonne)	7.39	6.07	6.05	5.54
Site G&A costs per tonne processed ($/tonne)	2.76	2.22	9.23	9.74
On site costs per tonne processed ($/tonne)	17.10	13.72	25.65	27.84
(1)Allocation of mining costs represents allocation to TSF for the Mount Milligan Mine and capitalized stripping for the Öksüt Mine.

EBITDA at the Langeloth Facility is a non-GAAP measure and can be reconciled as follows:

	Three months ended March 31,
	2025	2024
Net loss	$(1.0)	$(3.8)
Depreciation, depletion and amortization ("DDA”)	1.1	0.8
EBITDA	$0.1	$(3.0)

Qualified Person & QA/QC

Christopher Richings, Professional Engineer, member of the Engineers and Geoscientists British Columbia and Centerra’s Vice President, Technical Services, has reviewed and approved all non-exploration scientific and technical information contained in this document. Mr. Richings is a “qualified person” within the meaning of the Canadian Securities Administrator’s NI 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

Richard Adofo, Member of the Association of Professional Geoscientists Ontario and Centerra’s Vice President, Exploration & Resource at Centerra Gold Inc., has reviewed and approved all exploration information and the related scientific and technical information contained in this document. Mr. Adofo is a “qualified person” within the meaning of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance-quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

The Mount Milligan Mine is described in the Company’s most recent AIF and in a technical report pursuant to NI 43-101 dated November 7, 2022 (with an effective date of December 31, 2021), and both are filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. The technical report describes the exploration history, geology, and style of gold mineralization of the Mount Milligan deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

The Öksüt Mine is described in the Company’s most recent AIF and in a technical report pursuant to NI 43-101 dated September 3, 2015 (with an effective date of June 30, 2015), and both are filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. The technical report describes the exploration history, geology, and style of gold mineralization at the Öksüt deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.